Exhibit 99.1
Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Non-Consolidated Financial Statements
December 31, 2009

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Index
December 31, 2009

Page(s)

Report of Independent Auditors	1-2

Non-Consolidated Financial Statements

Statements of Financial Position	3

Statements of Income	4-6

Statements of Appropriations of Retained Earnings	7

Statements of Changes in Shareholder’s Equity	8

Statements of Cash Flows	9-10

Notes to Non-Consolidated Financial Statements	11-108

Report of Independent Accountants’ Review of Internal Accounting Control System	109-110

Report on the Operations of the Internal Accounting Control System	111

Report of Independent Auditors
To the Shareholder and Board of Directors of Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
We have audited the accompanying non-consolidated statement of financial position of Kookmin Bank (the “Bank”) as of December 31, 2009, and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholder’s equity and cash flows for the year then ended, expressed in Korean won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The non-consolidated financial statements of the Bank as of and for the year ended December 31, 2008, presented herein for comparative purposes, were audited by other auditors whose report dated March 2, 2009, expressed an unqualified opinion on those statements.
We conducted our audit in conformity with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements as of and for the year ended December 31, 2009, referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2009, and the results of its operations, the changes in its retained earnings, changes in shareholder’s equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the Republic of Korea.
LS Yongsan Tower, 191, Hangangno 2-ga, Yongsan-gu, Seoul 140-702, Korea (Yongsan P.O Box 266, 140-600) www.samil.com
Samil PricewaterhouseCoopers is the Korean network firm of PricewaterhouseCoopers International Limited (PwCIL). “PricewaterhouseCoopers” and “PwC” refer to the network of member firms of PwCIL. Each member firm is a separate legal entity and does not act as an agent of PwCIL or any other member firm.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholder’s equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
Seoul, Korea
March 9, 2010
This report is effective as of March 9, 2010, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Non-Consolidated Statements of Financial Position
December 31, 2009 and 2008

(in millions of Korean won)	2009		2008

Assets
Cash and due from banks (Notes 3 and 20)	~~W~~	8,853,544	~~W~~	7,728,296
Securities (Notes 4 and 20)		38,972,290		34,928,917
Loans receivable, net (Notes 5, 6, 7 and 20)		195,066,978		198,694,825
Property and equipment, net (Note 8)		3,329,350		3,492,767
Other assets, net (Notes 7 and 9)		10,297,598		17,248,372

	~~W~~	256,519,760	~~W~~	262,093,177

Liabilities and Shareholder’s Equity
Deposits (Notes 10 and 20)	~~W~~	170,385,878	~~W~~	158,867,924
Debts, net (Notes 11 and 20)		51,958,382		61,759,641
Other liabilities, net (Note 12)		14,832,942		24,151,518

		237,177,202		244,779,083

Commitments and contingencies (Note 19)

Shareholder’s equity (Notes 4, 8 and 17)
Common stock		2,481,896		2,181,896
Capital surplus		6,267,577		6,269,036
Accumulated other comprehensive income		1,543,391		445,263
Retained earnings		9,049,694		8,417,899

		19,342,558		17,314,094

	~~W~~	256,519,760	~~W~~	262,093,177

The accompanying notes are an integral part of these financial statements.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Non-Consolidated Statements of Income
Years Ended December 31, 2009 and 2008

(in millions of Korean won)	2009		2008

Operating revenue
Interest income (Note 21)
Interest on due from banks	~~W~~	11,594	~~W~~	99,087
Interest on securities		1,538,685		1,643,801
Interest on loans receivable		12,808,930		14,785,617
Other interest income		29,597		35,401

		14,388,806		16,563,906

Gain on valuation and disposal of securities
Gain on valuation of trading securities		7,662		77,335
Gain on disposal of trading securities		125,011		137,048
Gain on disposal of available-for-sale securities		298,731		254,896
Gain on disposal of held-to-maturity securities		3,285		209
Reversal of impairment loss on available-for-sale securities (Note 4)		1,050		5,638

		435,739		475,126

Gain on disposal of loans receivable (Note 5)		97,096		39,415

Foreign exchange trading income		1,147,382		1,793,393

Commission income (Note 26)		1,324,506		1,412,415

Fees and commissions from trust accounts (Note 26)
		98,336		84,833

Dividend income		67,835		68,352

Other operating revenue
Gain on derivatives transactions		8,205,220		15,019,792
Gain on valuation of derivatives (Note 19)		2,526,361		8,764,788
Gain on valuation of fair value hedged items (Notes 4, 10, 11 and 19)		426,366		103,676
Others		17,191		53,868

		11,175,138		23,942,124

		28,734,838		44,379,564

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Non-Consolidated Statements of Income
Years Ended December 31, 2009 and 2008

(in millions of Korean won)	2009	2008

Operating expenses
Interest expenses (Note 21)
Interest on deposits	5,467,731	6,333,853
Interest on debts	2,636,215	2,918,516
Other interest expenses (Note 26)	64,256	80,985

	8,168,202	9,333,354

Loss on valuation and disposal of securities
Loss on valuation of trading securities	14,403	10,940
Loss on disposal of trading securities	96,054	138,945
Loss on disposal of available-for-sale securities	61,703	657,581
Loss on disposal of held-to-maturity securities	—	43
Impairment loss on available-for-sale securities (Note 4)	39,246	79,950
Impairment loss on held-to-maturity securities (Note 4)	8,208	27,345

	219,614	914,804

Loss on valuation and disposal of loans receivable
Provision for loan losses (Note 7)	2,207,853	1,776,830
Loss on disposal of loans receivable (Note 5)	54,487	33,999

	2,262,340	1,810,829

Foreign exchange trading expenses	1,160,850	1,471,951

Commission expenses	708,659	653,119

General and administrative expenses (Notes 8, 9, 13, 18 and 22)	3,535,632	3,799,520

Other operating expenses
Loss on derivatives transactions	8,803,399	15,484,518
Loss on valuation of derivatives (Note 19)	2,107,262	7,815,727
Loss on valuation of fair value hedged items (Notes 4, 10, 11 and 19)	221,528	477,755
Others	844,325	806,544

	11,976,514	24,584,544

	28,031,811	42,568,121

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Non-Consolidated Statements of Income
Years Ended December 31, 2009 and 2008

(in millions of Korean won)	2009		2008

Operating income		703,027		1,811,443
Non-operating revenue (Notes 4, 8 and 23)		218,928		607,724
Non-operating expenses (Notes 4, 8 and 23)		261,484		260,878

Income before income tax expense		660,471		2,158,289
Income tax expense (Note 24)		24,668		647,505

Net income	~~W~~	635,803	~~W~~	1,510,784

The accompanying notes are an integral part of these financial statements.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Non-Consolidated Statements of Appropriations of Retained Earnings
Years Ended December 31, 2009 and 2008
(Date of appropriations : March 25, 2010 and March 25, 2009
for the years ended December 31, 2009 and 2008, respectively)

(in millions of Korean won)	2009		2008

Retained earnings before appropriations
Unappropriated retained earnings carried forward from prior year	~~W~~	15	~~W~~	33
Effect of applying the equity method		(3,233)		(13,227)
Net income		635,803		1,510,784

		632,585		1,497,590
Transfers from voluntary reserve
Reserve for loss on disposal of treasury stock		—		359,525

		632,585		1,857,115

Appropriations (Note 17)
Legal reserve		63,600		151,100
Voluntary reserve		453,600		1,706,000
Reserve for research and manpower development		20,000		—
Cash dividends ( 3.84% for common stock in 2009, Nil in 2008)		95,305		—

		632,505		1,857,100

Unappropriated retained earnings carried forward to subsequent year	~~W~~	80	~~W~~	15

The accompanying notes are an integral part of these financial statements.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Non-Consolidated Statements of Changes in Shareholder’s Equity
Years Ended December 31, 2009 and 2008

							Accumulated
							other
	Common		Capital		Capital		comprehensive		Retained
(in millions of Korean won)	stock		surplus		adjustments		income		earnings		Total
Balance at January 1, 2008	~~W~~	1,681,896	~~W~~	6,258,297	~~W~~	—	~~W~~	356,412	~~W~~	7,741,156	~~W~~	16,037,761
Cumulative effect on accounting changes		—		10,966		—		(10,966)		—		—

Balance after adjustment		1,681,896		6,269,263		—		345,446		7,741,156		16,037,761
Dividends		—		—		—		—		(824,129)		(824,129)

Balance after appropriations		1,681,896		6,269,263		—		345,446		6,917,027		15,213,632
Issuance of common stock		500,000		(2,418)		—		—		—		497,582
Net income		—		—		—		—		1,510,784		1,510,784
Acquisition of treasury stock		—		—		(3,410,033)		—		—		(3,410,033)
Disposal of treasury stock		—		—		3,410,033		—		—		3,410,033
Valuation of available-for-sale securities		—		—		—		(781,153)		—		(781,153)
Valuation of held-to-maturity securities		—		—		—		(13)		—		(13)
Valuation of equity method investments		—		2,191		—		(12,873)		(13,227)		(23,909)
Revaluation of property and equipment		—		—		—		893,856		—		893,856
Others		—		—		—		—		3,315		3,315

Balance at December 31, 2008	~~W~~	2,181,896	~~W~~	6,269,036	~~W~~	—	~~W~~	445,263	~~W~~	8,417,899	~~W~~	17,314,094

Balance at January 1, 2009	~~W~~	2,181,896	~~W~~	6,269,036	~~W~~	—	~~W~~	445,263	~~W~~	8,417,899	~~W~~	17,314,094
Issuance of common stock		300,000		(1,459)		—		—		—		298,541
Net income		—		—		—		—		635,803		635,803
Valuation of available-for-sale securities		—		—		—		1,073,178		—		1,073,178
Valuation of held-to-maturity securities		—		—		—		(8)		—		(8)
Valuation of equity method investments		—		—		—		27,573		(3,233)		24,340
Revaluation of property and equipment		—		—		—		(2,615)		—		(2,615)
Others		—		—		—		—		(775)		(775)

Balance at December 31, 2009	~~W~~	2,481,896	~~W~~	6,267,577	~~W~~	—	~~W~~	1,543,391	~~W~~	9,049,694	~~W~~	19,342,558

The accompanying notes are an integral part of these financial statements.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Non-Consolidated Statements of Cash Flows
Years Ended December 31, 2009 and 2008

(in millions of Korean won)	2009		2008

Cash flows from operating activities
Net income	~~W~~	635,803	~~W~~	1,510,784

Adjustments to reconcile net income to net cash used in operating activities
Loss on valuation of trading securities		14,403		10,940
Loss on valuation of equity method investments		40,519		90,997
Impairment loss on available-for-sale securities		39,246		79,950
Impairment loss on held-to-maturity securities		8,208		27,345
Impairment loss on equity method investments		100,352		—
Amortization of deferred origination fees and costs		76,305		58,280
Provision for loan losses		2,207,853		1,776,830
Depreciation and amortization		460,898		458,144
Loss on disposal of property and equipment		3,277		1,065
Loss on valuation of derivatives		2,107,262		7,815,727
Loss on valuation of fair value hedged items		221,528		477,755
Provision for severance benefits		159,301		182,380
Provision for other doubtful accounts		224,889		170,226
Loss on foreign currency translation		86,880		9,535
Gain on valuation of trading securities		(7,662)		(77,335)
Gain on valuation of equity method investments		(20,565)		(60,719)
Gain on disposal of equity method investments		(68,501)		(400,139)
Gain on disposal of property and equipment		(3,768)		(3,743)
Gain on valuation of derivatives		(2,526,361)		(8,764,788)
Gain on valuation of fair value hedged items		(426,366)		(103,676)
Reversal of impairment loss on available-for-sale securities		(1,050)		(5,638)
Gain on foreign currency translation		(373,919)		(427,798)
Others, net		142,820		118,065

		2,465,549		1,433,403

Changes in operating assets and liabilities
Increase in securities, net		(2,947,886)		(166,345)
Decrease (increase) in loans receivable		1,650,192		(28,844,294)
Decrease (increase) in accounts receivable		1,536,068		(3,078,637)
Increase in prepaid expenses		(68,120)		(7,114)
Decrease in accrued income		150,496		42,185
Increase in deferred income tax assets		(226,177)		(196,356)
Decrease in derivatives assets		513,595		356,858
Increase in miscellaneous assets		(49,951)		(79,551)
Increase (decrease) in other accounts payable		(2,283,299)		2,718,357
Increase (decrease) in accrued expense		(1,276,534)		859,748
Increase (decrease) in unearned revenues		(43,283)		47,851
Decrease in agencies credit		(52,919)		(7,485)
Payment of severance benefits		(416,939)		(51,396)
Increase (decrease) in miscellaneous liabilities		21,884		(584,646)
Increase in deferred income tax liabilities		278,996		—
Others, net		(142,175)		(208,598)

		(3,356,052)		(29,199,423)

Net cash used in operating activities		(254,700)		(26,255,236)

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Non-Consolidated Statements of Cash Flows
Years Ended December 31, 2009 and 2008

(in millions of Korean won)	2009		2008

Cash flows from investing activities
Increase in restricted due from banks, net		(973,276)		(797,175)
Disposal of property and equipment		17,968		10,449
Decrease (increase) in domestic exchange settlement debits, net		(91,900)		205,777
Decrease (increase) in equity method investments, net		42,507		(450,933)
Increase in guarantee deposits paid, net		(54,174)		(83,907)
Purchase of property and equipment		(173,924)		(443,545)
Purchase of intangible assets		(70,235)		(107,923)

Net cash used in investing activities		(1,303,034)		(1,667,257)

Cash flows from financing activities
Increase in deposits, net		11,519,679		20,019,377
Increase (decrease) in debts, net		(9,216,203)		10,940,731
Increase (decrease) in other liabilities, net		(892,311)		1,085,332
Issuance of common stock		298,541		497,582
Payment of dividends		—		(824,129)
Acquisition of treasury stock		—		(3,410,033)

Net cash provided by financing activities		1,709,706		28,308,860

Net increase in cash and due from banks		151,972		386,367

Cash and cash equivalents (Note 30)
Beginning of the year		2,920,130		2,533,763

End of the year	~~W~~	3,072,102	~~W~~	2,920,130

The accompanying notes are an integral part of these financial statements.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

1. The Bank
Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.
The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Also, pursuant to the directive from the Financial Services Commission in connection with the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003.
The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the legal consolidation with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000 prior to the legal consolidation. Following the legal consolidation with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS each listed on the KRX and the NYSE were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2009, the Bank’s paid-in capital is ~~W~~2,481,896 million.
The Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Financial Investment Services and Capital Markets Act, credit card business in accordance with Specialized Credit Financial Business Act and other relevant businesses. As of December 31, 2009, the Bank has headquarters in Seoul, 1,197 domestic branches and five overseas branches (excluding three subsidiaries and three offices).
2. Summary of Significant Accounting Policies
The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are as follows:
Basis of Financial Statement Presentation
The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed,
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.
Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Institute (“KAI”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial Services Commission. The Bank has adopted SKAS No. 1 through No. 24, except No. 14, in its financial statements as of and for the year ended December 31, 2009.
Significant accounting policies adopted by the Bank for the financial statements as of and for the year ended December 31, 2009, are identical to the accounting policies followed by the Bank for the annual financial statements for the year ended December 31, 2008.
Interest Income Recognition
The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities. Interest on loans, whose principal or interest is past due at the statement of financial position date, is generally not accrued, with the exception of interest on certain loans guaranteed by financial institutions, or collateralized by bank deposits. When a loan is placed on a non-accrual status, the previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on the cash basis. As of December 31, 2009 and 2008, the total of the principal amount of loans and securities for which the accrued interest income was not recorded in the accompanying non-consolidated financial statements based on the above criteria amounted to ~~W~~4,230,317 million and ~~W~~5,973,457 million, respectively, and the related accrued interest income not recognized amounted to ~~W~~363,176 million and ~~W~~533,412 million, respectively.
Classification of Securities
At acquisition, the Bank classifies securities into the following categories: trading, available-for-sale, held-to-maturity and equity method investments, depending on marketability, the intention at the date of purchase and ability to hold. Securities that are bought and held for the purpose of resale in the near term and are actively traded are classified as trading securities. Debt securities with fixed maturity and with either fixed or determinable payments which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that enable the Bank to exert significant influence over the investees are classified as equity method investments. All other securities not classified above are categorized as available-for-sale securities.
If there are changes in the Bank’s intent and ability to hold securities, available-for-sale securities can be reclassified as held-to-maturity securities and held-to-maturity securities can be reclassified as available-for-sale securities. Whereas, if the Bank has either sold held-to-maturity securities before maturity or exercised early redemption right to issuer within the current year or the preceding two fiscal years, or if it reclassified held-to-maturity securities to available-for-sale securities in the past, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities with the exception of held-to-maturity securities sold when the fluctuation in the market interest has immaterial effect to the fair value as the remaining term of the securities is short. As for trading securities, in rare cases, it can be reclassified to available-for-sale securities or held-to-maturity securities when trading securities
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

are no longer held for resale in the near term and can be reclassified to available-for-sale securities when they lose marketability. In any other cases, trading securities cannot be reclassified to other categories and no category can be reclassified to trading securities.
Valuation of Trading Securities
Trading securities are initially recognized at acquisition cost, which includes the market value of the consideration given and any other transaction costs involved in the acquisition, which is determined by the individual moving average method (the specified identification method for debt securities). The difference between the acquisition costs and face values of debt securities are amortized over the remaining terms of the debt securities by applying effective interest rate method and added to or subtracted from the acquisition costs and interest income. After initial recognition, trading securities are stated at fair value at the statements of financial position date and any difference between acquisition value and fair value, unrealized holding gain or loss, is recognized in current earnings.
Valuation of Available-for-sale Securities
Available-for-sale securities are initially recognized at acquisition cost, which includes the market value of the consideration given and any other transaction costs involved in the acquisition, which is determined by the individual moving average method (the specified identification method for debt securities). The difference between the acquisition costs and face values of debt securities are amortized over the remaining terms of the debt securities by applying effective interest method and added to or subtracted from the acquisition costs and interest income. After initial recognition, available-for-sale securities are stated at fair value at the statement of financial position date and any difference between acquisition value and fair value, unrealized holding gain or loss, is presented as gain or loss on valuation of available-for-sale securities in accumulated other comprehensive income. Accumulated other comprehensive income of securities is charged to current earnings in a lump sum at the time of disposal or impairment recognition. Non-marketable securities are stated at acquisition cost on the financial statements if the fair value cannot be reliably estimated.
If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the objective evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current earnings. If the estimated recoverable amount of debt securities is less than the amortized cost and the objective evidence of impairment exists, the carrying value is adjusted to recoverable amount and the resulting valuation loss is charged to current earnings. With respect to impaired securities, if the amount of impairment loss that must be recognized in the current period exceeds the remaining amount of unrealized valuation loss, the unrealized valuation loss shall first be derecognized from the accumulated other comprehensive income, and then, the amount of excess shall be subtracted from the carrying amount of the securities. In addition, if there are any remaining amount of unrealized valuation gain related to the securities in the accumulated other comprehensive income, the entire amount of unrealized valuation gain shall be derecognized from the accumulated other comprehensive income and subtracted from the carrying amount of the securities.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Valuation of Held-to-maturity Securities
Held-to-maturity securities are initially recognized at acquisition cost, which includes the market value of the consideration given and any other transaction costs involved in the acquisition, which is determined by the specific identification method. The difference between the acquisition costs and face values of held-to-maturity securities are amortized over the remaining terms of the securities by applying effective interest method and added to or subtracted from the acquisition costs and interest income. If the estimated recoverable amount of debt securities is less than the amortized cost and the objective evidence of impairment exists, the carrying value is adjusted to recoverable amount and the resulting valuation loss is charged to current earnings.
Valuation of Equity Method Investments
Equity securities held for investment in companies in which the Bank is able to exert significant influence over the investees (in accordance with the Banking Act, if the Bank holds more than 15% of the total issued shares, the Bank is considered being able to exert significant influence) are accounted for using the equity method. The Bank’s share in net income or net loss of investees is included in current earnings. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus, capital adjustments or accumulated other comprehensive income of investee are reflected as gain or loss on valuation of equity method investments in accumulated other comprehensive income.
The Bank discontinues the equity method for equity method investments when the Bank’s share of accumulated losses equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the subsidiaries equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.
Any significant difference between expected cash flow from equity method investments and the Bank’s proportionate ownership in the net book value of the investees is accounted for as impairment loss from equity method investments. When the estimated future expected cash flows from equity method investments exceed the carrying value after impairment, such recovery is recorded in current operations up to the recorded impairment loss amount.
If the equity method investee is one of the Bank’s subsidiaries subject to consolidation, the changes, arising from additional stock purchase or capital increase and from the net difference of net asset value of investee and acquisition cost in net asset from the date of consolidation, are reflected as changes in capital surplus or capital adjustment in the Bank’s statement of financial position.
The excess of the acquisition cost over the proportionate fair value of the investee’s net asset is amortized using the straight-line method up to a maximum of 20 years. The excess of the proportionate fair value of net asset over the acquisition cost (“the excess”), arising from the agreed expected future loss or expense, is recognized as income when expected future loss or expense is incurred. The excess up to fair value of identifiable non-monetary assets is recognized as income over the years using the weighted average useful lives of non-monetary assets. The excess over fair value of identifiable non-monetary assets is recognized as income and reflected in the equity.
Unrealized gains or losses on transactions between the Bank and subsidiaries are eliminated to the extent of the Bank’s interest in each equity method investee. Unrealized gains or losses from downstream sales are fully eliminated and reflected in equity method investments.
     See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Reversal of Impairment
The reversal of impairment loss of available-for-sale securities, when it is objectively related to an event occurring after the recognition of impairment loss, is recognized as current earnings to the extent of the impairment loss previously recognized under impairment loss as reversal of impairment loss on available-for-sale securities and any excess is recognized as gain on valuation of available-for-sale securities in the accumulated other comprehensive income. Even though the fair value increases subsequent to the recognition of an impairment loss, if such increase does not qualify to be recognized as a reversal of impairment loss, the increase in fair value is included in the accumulated other comprehensive income. For non-marketable equity securities which are not measured at fair values and were impaired based on the net asset fair value, the recovery cannot exceed the initial acquisition cost.
The reversal of impairment loss of held-to-maturity securities, when it is objectively related to an event occurring after the recognition of impairment loss, is recognized as current earnings to the extent that the new carrying amount after the reversal of impairment loss shall not exceed the amortized cost that would have been measured at the date of reversal had no impairment loss been recognized.
Valuation of Reclassified Securities
When held-to-maturity securities are reclassified to available-for-sale securities, these reclassified securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value resulting from the reclassification is reported in accumulated other comprehensive income as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, the amount of unrealized gain or loss on valuation of available-for-sale securities, at the reclassification date, continues to be included in accumulated other comprehensive income and be amortized over the remaining period until maturity using the effective interest rate method and added to or subtracted from interest income of the remaining period. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized over the remaining period until maturity using the effective interest rate method and added to or subtracted from interest income of the remaining period. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value at the reclassification date.
Transfers of Securities
When the transfer of securities through realization, expiration or sale of the right to obtain the economic benefits from the securities occurs and the control over securities is lost, the unrealized valuation gain or loss of securities reported as accumulated other comprehensive income is added to or subtracted from the difference between the amount received or receivable as consideration for the security transfer and book value of the security, which in turn is recognized in the current earnings. However, when securities are transferred without losing control of the securities, the transaction is accounted for as a secured borrowing transaction.
Allowance for Loan Losses, Acceptances and Guarantee Losses and Unfunded Commitments
The Regulation on Supervision of Banking Business (the “Supervisory Regulation”), legislated by the Financial Services Commission (“FSC”), requires all loans to be classified into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. Also, the Supervisory Regulation requires all loans to have allowance for loan losses no less than the directed minimum percentage rate in its respective category.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

As required by the Supervisory Regulation, the allowance for loan losses is provided in accordance with loan loss rate by category for corporate credits (loans, confirmed acceptances and guarantees) over certain size which is determined by Forward Looking Criteria (the “FLC”) that considers the borrower’s capability of repayment. The FLC evaluates the asset by considering the types of loan, collaterals and guarantees, if any, in addition to measuring the borrowers rating based on industry risk, individual risk and financial risk factors. The Bank generally classifies all credits provided to a single borrower in the same category of classification but credits guaranteed or collateralized by bank deposits, real estate or other assets may be classified to a different category based on the guarantor’s capability to fulfill its obligation upon default or based on the value of collateralized assets. Also, factors such as borrowers’ credit rating, past due period, bankruptcy are reflected. In cases where more than two factors are presented, it gets classified to the highest risk category. Based on aforementioned corporate credit evaluation model, borrowers’ rating are divided into 17 grades from AAA to D (AAA, AA+, AA, A, BBB+, BBB, BBB -, BB+, BB, BB -, B+, B, B -, CCC, CC, C and D). From credit grade AAA to B are classified as normal, from credit grade B - to CCC are classified as precautionary, credit grade CC is classified as substandard, credit grade C is classified as doubtful and credit grade D is classified as estimated loss.
The Bank provides allowances for loss in accordance with loan loss rate by category as prescribed in the Supervisory Regulation. The loan loss rates for corporate loans range from 0.85(0.9% for loans to economy-sensitive industries) ~ 6.9% for normal, 7.0 ~ 19.9% for precautionary, 20 ~ 49.9% for substandard, 50 ~ 99.9% for doubtful and 100% for estimated loss. However, the Bank does not provide allowances for call loans, bonds purchased under resale agreements and inter-bank loans that are classified as normal pursuant to the Supervisory Regulation.
In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowances for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 1.0 ~ 9.9% and 1.5 ~ 14.9% for normal, 10 ~19.9% and 15 ~ 19.9% for precautionary, 20 ~ 54.9 and 20 ~ 59.9% for substandard, 55 ~ 99.9% and 60 ~ 99.9% for doubtful, and 100% for estimated loss.
Pursuant to the Supervisory Regulation, the Bank provides allowances for losses on confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, and bills endorsed based on the credit classification, minimum rate of loss provision prescribed by the Supervisory Regulation and the cash conversion factor. In addition, the Bank provides allowance for unfunded commitments of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by the Supervisory Regulation.
In addition, when an allowance for loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principles generally accepted in the Republic of Korea, historical loss rate is reflected in the allowance for loan losses.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The method and data used for determining the allowance for loan losses based on historical loss rate by the Bank’s lending portfolios are as follows:

		Period of historical	Period of
Lending portfolios	Methodology	loss rate	recovery ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Household loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years
Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period to be used in assessing its historical loss rate and recovery ratio.
Restructuring of Loans
The equity interest in the debtors, net of real estate and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received is less than the book value of the loan (book value before allowances), the Bank first offsets the book value against allowance for loan losses and then recognizes provision for loan losses. Impairment loss for loans that was restructured during a troubled debt restructuring involving a modification of terms is based on the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowance for loan losses. If the amount of allowance already established is less than the impairment loss, the Bank provides additional allowance for the difference. Otherwise, the Bank reverses the allowance for loan losses.
Deferred Loan Origination Fees and Costs
The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest rate method and added to or subtracted from interest income.
Valuation of Receivables and Payables at Present Value
Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current earnings, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and added to or subtracted from interest income.
Bonds under Resale or Repurchase Agreements
Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under such agreements.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Property and Equipment
Property and equipment are recorded at cost or production cost including incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that enhance the capacity or increase the future economic benefit of the assets are capitalized as additions to property and equipment.
Depreciation is computed by using the declining-balance method (straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years
The Bank’s land is revalued periodically by independent appraisers. Any gain on revaluation, net of tax, is credited to accumulated other comprehensive income. On the other hand, loss on revaluation, net of tax, is netted against accumulated other comprehensive income and then the remaining amount is included in current earnings.
The Bank classifies a lease contract as financial lease if it transfers substantially all the risks and rewards to the Bank. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to the Bank. Generally, the financial leases are the leases that (1) on or before at the expiration date, the ownership of leased asset will be transferred to the Bank, (2) the Bank has the bargain purchase option at the inception of the lease and it is certain that the Bank will exercise its bargain purchase option, (3) the lease period is more than 75% of economic life of the leased assets, (4) at the inception, the present value of minimum lease payments discounted at the imputed interest rate is more than 90% of the fair value of the leased assets, or (5) the leased asset is not commonly usable.
Intangible Assets
Intangible assets are recorded at acquisition cost including incidental expenses and are presented in the financial statements net of accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets as follows:

Intangible assets	Depreciation method	Estimated useful lives
Goodwill	Straight-line	9 years
Trademarks	Straight-line	3-20 years
Others	Straight-line	3-30 years
The Bank recorded goodwill, resulting from the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired. The Bank estimates the useful lives of endowment assets that are beneficial upon usage based on the terms of the contract and classifies it as other intangible assets.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Impairment of Assets
When the book value of assets exceeds the collective value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to their collective value in the statement of financial position and the resulting impairment loss is charged to current earnings. If the collective value of the assets increases in subsequent years, the increase in value is credited to earnings as gain until the collective value equals the book value of assets that would have been determined had no impairment loss been recognized. However, reversal of impairment of goodwill is not allowed.
Securities Sold
In relation to the securities lending, borrowed securities from Korea Securities Depository (the “KSD”) and others are recognized only in the Bank’s memorandum accounts. When those securities are sold, the Bank recognizes corresponding securities as securities sold. The changes in fair value of securities sold are recorded as gain or loss on valuation of securities sold. The differences between book value and repurchase price of securities sold are accounted for as gain or loss from disposal of securities sold.
Amortization of Discounts or Premiums on Debentures
Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense on the debentures.
Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow or inflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability in case of an outflow is made in the notes to the financial statements.
Accrued Severance Benefits
Employees and directors with at least one year of service as of December 31, 2009, are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate their employment are included in other liabilities.
The severance benefits are funded through a severance insurance deposit for payment of severance benefits, and the account is deducted from accrued severance benefits. However, if the deposit exceeds accrued severance benefits, the Bank classifies the excess deposit over accrued severance benefits as other investments.
Derivative Instruments
The Bank accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70, Accounting for Derivative Instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If derivative instruments are not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current earnings.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to derivative instruments designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current earnings. Cash flow hedge accounting is applied to derivative instruments designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on derivative instruments designated as a cash flow hedge is recorded as accumulated other comprehensive income and the ineffective portion is recorded in current earnings. The effective portion of gain or loss recorded as accumulated other comprehensive income is recorded as current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in accumulated other comprehensive income is added to or deducted from the asset or the liability.
Accounting for Share-based Payments
The terms of the arrangement for share-based payment transactions provide the Bank with a choice of whether the transaction is settled in cash or by issuing equity instruments. In accordance with the resolution of the Board of Directors on August 23, 2005, to settle the transaction in cash, the compensation cost is recorded in other liabilities (accrued expense).
The compensation cost of stock options granted before and after the effective date of the SKAS No. 22, Share-based Payments, was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35, Accounting for Stock Options, and the fair value method, respectively.
National Housing Fund
The Bank, as designated by the Korean government under the Housing Law (formerly Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account as other liabilities. In addition, the Bank pays interest to the NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate. With the termination of the NHF designation as of March 31, 2008, the Bank no longer manages the new operations related to the NHF, except for the operations of the existing funds.
Transactions with the Trust Accounts
Under the Financial Investment Services and Capital Markets Act, the Bank recognizes trust accounts (“the Trust Accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank’s banking accounts collect trust fees from the trust accounts for its management of trust assets and operations.
The reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.
Income Tax Expense
Income tax expense includes the tax currently payable under the relevant income tax law and the changes in deferred income tax assets or liabilities. Deferred income tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred income tax assets are recognized for temporary differences which will decrease future taxable income and net operating loss carryforwards to the extent that it is probable that such deferred income tax assets will be realized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity account.
Accounting for Foreign Currency Transactions and Translation
The Bank maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the basic rate of exchange on the transaction date. The Korean won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rates of ~~W~~1,167.6 and ~~W~~1,257.5 to US$1.00 at December 31, 2009 and 2008, respectively, as published by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. dollars at the statement of financial position dates. The financial statements of overseas branches are translated based on the foreign exchange rate as of the statements of financial position dates as those branches independently maintain accounting records denominated in local currencies.
3. Cash and Due from Banks
Cash and due from banks as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Cash in won	~~W~~	2,543,536	~~W~~	2,190,743
Cash in foreign currencies		264,050		272,521
Due from banks		6,045,958		5,265,032

	~~W~~	8,853,544	~~W~~	7,728,296

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The details of due from banks as of December 31, 2009 and 2008, are as follows:
(in millions of Korean won)

Financial institution	Interest (%)	2009		2008
Due from banks in won
Bank of Korea	—	~~W~~	5,597,119	~~W~~	3,906,568
Nong Hyup and others	—		3,976		83,901
KB Futures Co., Ltd. and others	0.00~1.00		19,174		2,117

			5,620,269		3,992,586

Due from banks in foreign currencies
Bank of Korea	—		137,558		740,197
Korea Development Bank Beijing BR and others	0.00~3.59		271,350		526,707

			408,908		1,266,904

Due from banks in gold
UBS AG London and others	—		16,781		5,542

		~~W~~	6,045,958	~~W~~	5,265,032

Restricted due from banks as of December 31, 2009 and 2008, are as follows:
(in millions of Korean won)

Financial institution	2009		2008		Reason for restriction
Due from banks in won
Bank of Korea	~~W~~	5,597,119	~~W~~	3,906,568	Bank of Korea Act
Woori Bank		—		101	S&T Daewoo’s escrow account
KB Futures Co.,Ltd. and others		17,307		287	Derivatives margin accounts
Korea Exchange		250		250	Market entry deposit
Due from banks in foreign currencies
Bank of Korea		137,558		740,197	Bank of Korea Act
RBS Futures and others		9,935		99,700	Derivatives margin accounts
Citigroup Global Markets Limited		—		40,303	Collateral for borrowings
China Everbright Bank Hongqi Subbranch and others		19,273		20,760	China’s New Foreign Bank Regulations

	~~W~~	5,781,442	~~W~~	4,808,166

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Due from banks, classified by financial institutions, as of December 31, 2009 and 2008, are as follows:
(in millions of Korean won)

Financial institution	2009		2008
Due from banks in won
Bank of Korea	~~W~~	5,597,119	~~W~~	3,906,568
Other banks		3,976		83,901
Other financial institutions		19,174		2,117

		5,620,269		3,992,586

Due from banks in foreign currencies
Bank of Korea		137,558		740,197
Other banks		261,415		519,307
Other financial institutions		9,935		7,400

		408,908		1,266,904

Due from banks in gold
Other banks		16,781		5,542

	~~W~~	6,045,958	~~W~~	5,265,032

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The maturities of due from banks as of December 31, 2009, are as follows:

			Due after		Due after		Due after
	Due in		3 months		6 months		1 year
	3 months		through		through		through		Over
(in millions of Korean won)	or less		6 months		1 year		3 years		3 years		Total
Due from banks in won	~~W~~	5,620,269	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,620,269
Due from banks in foreign currencies		398,746		10,162		—		—		—		408,908
Due from banks in gold		16,781		—		—		—		—		16,781

	~~W~~	6,035,796	~~W~~	10,162	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,045,958

The maturities of due from banks as of December 31, 2008, were as follows:

			Due after		Due after		Due after
	Due in		3 months		6 months		1 year
	3 months		through		through		through		Over
(in millions of Korean won)	or less		6 months		1 year		3 years		3 years		Total
Due from banks in won	~~W~~	3,992,485	~~W~~	101	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,992,586
Due from banks in foreign currencies		1,255,957		10,947		—		—		—		1,266,904
Due from banks in gold		5,542		—		—		—		—		5,542

	~~W~~	5,253,984	~~W~~	11,048	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,265,032

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

4. Securities
Securities as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Trading securities	~~W~~	2,995,158	~~W~~	3,736,268
Available-for-sale securities		22,625,602		17,552,003
Held-to-maturity securities		12,537,114		12,575,745
Equity method investments		814,416		1,064,901

	~~W~~	38,972,290	~~W~~	34,928,917

The details of securities, excluding equity method investments, as of December 31, 2009, are as follows:
(in millions of Korean won)

					Adjusted
					using
					effective
			Acquisition		interest rate
Classification	Face value		cost[1]		method		Book value

Trading securities
Stocks	~~W~~	—	~~W~~	108,888	~~W~~	—	~~W~~	110,165
Beneficiary certificates		88,619		89,949		—		90,007
Government and public bonds		978,846		992,172		989,915		984,705
Financial bonds		1,740,000		1,738,071		1,741,083		1,738,306
Corporate bonds		71,176		72,321		72,064		71,975

		2,878,641		3,001,401		2,803,062		2,995,158

Available-for-sale securities
Stocks		—		2,808,081		—		4,241,492
Equity investments		—		80,331		—		80,325
Beneficiary certificates		520,275		643,274		—		662,060
Government and public bonds		6,527,352		6,576,023		6,567,892		6,590,533
Financial bonds		5,748,455		5,739,462		5,731,777		5,729,262
Corporate bonds		2,890,690		2,942,765		2,929,187		2,942,002
Asset-backed securities		2,265,535		2,265,585		2,186,507		2,186,217
Others		192,546		191,795		—		193,711

		18,144,853		21,247,316		17,415,363		22,625,602

Held-to-maturity securities
Government and public bonds		5,589,702		5,411,686		5,497,597		5,497,597
Financial bonds		2,705,028		2,699,734		2,678,638		2,670,430
Corporate bonds		4,140,985		4,122,614		4,127,089		4,127,089
Asset-backed securities		242,000		241,987		241,998		241,998

		12,677,715		12,476,021		12,545,322		12,537,114

	~~W~~	33,701,209	~~W~~	36,724,738	~~W~~	32,763,747	~~W~~	38,157,874

[1]	Acquisition costs of stocks classified as available-for-sale are the book values before valuation.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The details of securities, excluding equity method investments, as of December 31, 2008, were as follows:
(in millions of Korean won)

					Adjusted
					using
					effective
			Acquisition		interest rate
Classification	Face value		cost[1]		method		Book value
Trading securities
Stocks	~~W~~	—	~~W~~	105,759	~~W~~	—	~~W~~	95,893
Beneficiary certificates		131,817		134,363		—		137,111
Government and public bonds		1,017,366		1,016,013		1,018,497		1,046,112
Financial bonds		2,182,230		2,166,444		2,170,643		2,213,287
Corporate bonds		240,378		240,254		239,790		243,865

		3,571,791		3,662,833		3,428,930		3,736,268

Available-for-sale securities
Stocks		—		4,079,979		—		2,732,664
Equity investments		—		28,259		—		28,252
Beneficiary certificates		520,274		520,099		—		521,503
Government and public bonds		5,601,150		5,508,684		5,543,307		5,720,156
Financial bonds		5,627,370		5,610,800		5,594,771		5,608,098
Corporate bonds		2,639,189		2,574,567		2,557,536		2,570,479
Asset-backed securities		519,298		499,955		272,929		285,024
Others		88,181		81,634		—		85,827

		14,995,462		18,903,977		13,968,543		17,552,003

Held-to-maturity securities
Government and public bonds		6,036,998		5,858,749		5,924,130		5,924,130
Financial bonds		2,747,725		2,741,236		2,742,643		2,715,298
Corporate bonds		3,730,192		3,714,633		3,714,323		3,714,323
Asset-backed securities		222,000		221,987		221,993		221,994

		12,736,915		12,536,605		12,603,089		12,575,745

	~~W~~	31,304,168	~~W~~	35,103,415	~~W~~	30,000,562	~~W~~	33,864,016

[1]	Acquisition costs of stocks classified as available-for-sale are the book values before valuation.
The fair values of trading and available-for-sale debt securities are the average value of base prices provided by independent pricing services as of statement of financial position date.
The fair values of the available-for-sale non-marketable equity securities, such as Korea Housing Guarantee Co., Ltd. and 33 others, and the restricted available-for-sale marketable equity securities, such as Hyundai Merchant Marine Co., Ltd. and five others, were determined by the values provided by independent pricing services which measure fair values using appropriate valuation models based on professional judgment with verifiable inputs. The independent pricing services measure the fair values using more than one valuation models, such as Discounted Cash Flow (DCF) Model, Imputed Market Value (IMV) Model, Discounted Free Cash Flow to Equity (FCFE) Model, Dividend Discount (DD) Model and Risk Adjusted Discounted Cash Flow (RADCF) Model, dependant on the characteristics of the equity securities.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Non-marketable stocks and equity investments, classified as available-for-sale securities, which are not measured at fair value as of December 31, 2009 and 2008, are as follows:
Guarantee

Company	2009		2008
Consumer Credit Assistant Fund Co., Ltd.	~~W~~	55,059	~~W~~	—
Non-performing Asset Management Fund		17,654		23,650
Korea Asset Management Corp.		15,667		15,667
Samsung Life Insurance Co., Ltd.		7,479		7,479
TStone 2nd Private Equity Fund		6,610		4,600
Eunpyeong New Town PFV Co., Ltd.		5,285		5,285
Megaball City		4,920		4,920
Bichae-Nuri Development		1,333		233
CLS Group Holdings A.G		1,179		1,246
Tianjin Samsung Opto_Electronics		1,141		1,228
Hankook AMC		1,000		—
Gyeonggi-KT GreenGrowth		1,000		—
Others		8,737		29,606

	~~W~~	127,064	~~W~~	93,914

The impairment loss and the reversal of impairment loss on available-for-sale securities and held-to-maturity securities for the years ended December 31, 2009 and 2008, are as follows:

	2009				2008
(in millions of Korean won)	Impairment		Reversal		Impairment		Reversal
Available-for-sale securities
Equity securities	~~W~~	285	~~W~~	627	~~W~~	1,459	~~W~~	611
Debt securities		38,961		423		78,491		5,027

		39,246		1,050		79,950		5,638

Held-to-maturity securities
Debt securities		8,208		—		27,345		—

	~~W~~	47,454	~~W~~	1,050	~~W~~	107,295	~~W~~	5,638

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Structured notes relating to interest rate, structured notes relating to credit risk and bonds with embedded call option as of December 31, 2009, are as follows:

			Foreign
(in millions of Korean won)	Won		currencies		Total
Structured notes relating to interest rate	~~W~~	60,000	~~W~~	—	~~W~~	60,000

Structured notes relating to credit risk
Synthetic CDO		—		529		529

	~~W~~	60,000	~~W~~	529	~~W~~	60,529

Structured notes relating to interest rate, structured notes relating to credit risk and bonds with embedded call option as of December 31, 2008, were as follows:

			Foreign
(in millions of Korean won)	Won		currencies		Total
Structured notes relating to interest rate	~~W~~	60,000	~~W~~	—	~~W~~	60,000

Structured notes relating to credit risk
Synthetic CDO		—		2,420		2,420

	~~W~~	60,000	~~W~~	2,420	~~W~~	62,420

Captive private beneficiary certificates included in trading securities and available-for-sale securities of beneficiary certificates as of December 31, 2009 and 2008, consist of:

(in millions of Korean won)	2009		2008
Stocks	~~W~~	—	~~W~~	21,793
Corporate bonds		62		69
Call loans		—		19,491
Others		48		2,104

Total assets		110		43,457
Total liabilities		3		13

	~~W~~	107	~~W~~	43,444

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The portfolio of securities by industry type, excluding equity method investments, as of December 31, 2009 and 2008, follows:
(in millions of Korean won)

	2009			2008
			Percentage			Percentage
By industry type	Amount		(%)	Amount		(%)
Trading securities
Government and government-invested public companies	~~W~~	1,062,502	35.47	~~W~~	1,274,665	34.12
Financial institutions		1,832,301	61.18		2,378,941	63.67
Others		100,355	3.35		82,662	2.21

		2,995,158	100.00		3,736,268	100.00

Available-for-sale securities
Government and government-invested public companies		8,221,790	36.34		7,282,888	41.49
Financial institutions		12,349,577	54.58		8,854,382	50.44
Others		2,054,235	9.08		1,414,733	8.07

		22,625,602	100.00		17,552,003	100.00

Held-to-maturity securities
Government and government-invested public companies		9,256,610	73.83		9,281,152	73.80
Financial institutions		3,181,214	25.37		3,205,438	25.49
Others		99,290	0.80		89,155	0.71

		12,537,114	100.00		12,575,745	100.00

	~~W~~	38,157,874		~~W~~	33,864,016

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The portfolio of securities by security type, excluding equity method investments, as of December 31, 2009 and 2008, follows:
(in millions of Korean won)

	2009			2008
			Percentage			Percentage
By security type	Amount		(%)	Amount		(%)
Trading securities
Stocks	~~W~~	110,165	3.68	~~W~~	95,893	2.57
Fixed rate bonds		2,794,986	93.31		3,503,264	93.76
Beneficiary certificates		90,007	3.01		137,111	3.67

		2,995,158	100.00		3,736,268	100.00

Available-for-sale securities
Stocks		4,241,492	18.75		2,732,664	15.57
Fixed rate bonds		14,695,313	64.95		13,296,060	75.75
Floating rate bonds		2,480,100	10.96		664,579	3.79
Subordinated bonds		272,601	1.20		223,118	1.27
Beneficiary certificates		662,060	2.93		521,503	2.97
Others		274,036	1.21		114,079	0.65

		22,625,602	100.00		17,552,003	100.00

Held-to-maturity securities
Fixed rate bonds		12,215,698	97.44		12,505,445	99.44
Floating rate bonds		61,363	0.49		70,300	0.56
Subordinated bonds		260,053	2.07		—	—

		12,537,114	100.00		12,575,745	100.00

	~~W~~	38,157,874		~~W~~	33,864,016

The portfolio of securities by country, excluding equity method investments, as of December 31, 2009 and 2008, follows:
(in millions of Korean won)

	2009			2008
			Percentage			Percentage
By country	Amount		(%)	Amount		(%)
Trading securities
Korea	~~W~~	2,995,158	100.00	~~W~~	3,736,268	100.00

Available-for-sale securities
Korea		22,601,717	99.89		17,509,261	99.76
UK		19,104	0.08		21,999	0.13
USA		1,769	0.01		3,768	0.02
China		1,225	0.01		1,318	0.01
Switzerland		1,179	0.01		1,246	0.01
Philippines		506	0.00		530	0.00
India		74	0.00		2,479	0.01
Ireland		0	0.00		906	0.00
Bangladesh		—	—		10,436	0.06
Others		28	0.00		60	0.00

		22,625,602	100.00		17,552,003	100.00

Held-to-maturity securities
Korea		12,535,751	99.99		12,565,445	99.92
USA		1,363	0.01		10,300	0.08

		12,537,114	100.00		12,575,745	100.00

	~~W~~	38,157,874		~~W~~	33,864,016

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The maturities of available-for-sale and held-to-maturity securities, except for stocks and equity investments, as of December 31, 2009, are as follows:

			Due after		Due after
	Due in		1 year		5 years
	1 year		through		through		Over
(in millions of Korean won)	or less		5 years		10 years		10 years		Total
Available-for-sale securities
Fair value	~~W~~	7,160,738	~~W~~	8,941,614	~~W~~	332,143	~~W~~	1,869,290	~~W~~	18,303,785
Held-to-maturity securities
Book value		3,062,881		6,981,897		2,451,730		40,606		12,537,114
Fair value		3,098,599		7,048,608		2,471,757		40,509		12,659,473
The maturities of available-for-sale and held-to-maturity securities, except for stocks and equity investments, as of December 31, 2008, were as follows:

			Due after		Due after
	Due in		1 year		5 years
	1 year		through		through		Over
(in millions of Korean won)	or less		5 years		10 years		10 years		Total
Available-for-sale securities
Fair value	~~W~~	3,527,503	~~W~~	10,948,559	~~W~~	220,583	~~W~~	94,442	~~W~~	14,791,087
Held-to-maturity securities
Book value		1,098,847		7,955,252		3,478,017		43,629		12,575,745
Fair value		1,105,490		8,108,064		3,581,269		45,146		12,839,969
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Equity method investments as of December 31, 2009, are as follows:

	No. of	Owner-	Acquisition		Net assets		Book
(in millions of Korean won)	shares	ship (%)	cost		value		value
Domestic stocks
KLB Securities Co., Ltd.[1]	4,854,713	36.41	~~W~~	10,316	~~W~~	—	~~W~~	0
Jooeun Industrial Co., Ltd.[1]	1,999,910	99.99		23,994		—		0
Balhae Infrastructure Fund[2]	10,853,607	12.61		109,702		114,624		114,624
Korea Credit Bureau Co., Ltd.[3]	180,000	9.00		4,500		2,769		2,769
United Asset Management Corporation	12,250	17.50		12,250		11,992		11,992

				160,762		129,385		129,385

Foreign stocks
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		36,956		67,396		67,396
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		61,954		105,642		105,642
Kookmin Bank Cambodia PLC.	132,600	51.00		10,101		7,010		8,218
JSC Bank CenterCredit[4]	44,136,676	30.52		667,918		223,690		472,867

				776,929		403,738		654,123

Equity investments
KB06-1 Venture Investment Partnership	200	50.00		10,000		10,183		10,183
KB08-1 Venture Investment Partnership	400	66.67		14,000		20,725		20,725

				24,000		30,908		30,908

			~~W~~	961,691	~~W~~	564,031	~~W~~	814,416

[1]	These investees are in the process of filing bankruptcy as of December 31, 2009.

[2]	The Bank may exercise its voting rights in its seat in the Board of Directors or equivalent governing body of the investee.

[3]	The Bank has significant influence in electing a member of management who can participate in the decision-making process relating to the financial and business policies of the investee.

[4]	Equity method investments held by the Bank as of December 31, 2009, have a total market value of ~~W~~262,601 million.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Equity method investments as of December 31, 2008, were as follows:

	No. of	Owner-	Acquisition		Net assets		Book
(in millions of Korean won)	shares	ship (%)	cost		value		value
Domestic stocks
KB Life Insurance Co., Ltd.	15,912,000	51.00	~~W~~	79,686	~~W~~	64,535	~~W~~	—
KLB Securities Co., Ltd.[1]	4,854,713	36.41		10,316		—		0
Jooeun Industrial Co., Ltd.[1]	1,999,910	99.99		23,994		—		0
Balhae Infrastructure Fund [2]	10,310,869	12.61		105,290		108,194		108,194
Korea Credit Bureau Co., Ltd.[3]	180,000	9.00		4,500		2,710		2,710

				223,786		175,439		110,904

Foreign stocks
Kookmin Bank Singapore Ltd.[5]	30,000,000	100.00		26,266		—		2,184
Kookmin Finance Asia Ltd. (HK) [5]	700,000	100.00		10,038		—		305
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		35,773		53,809		53,809
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		66,725		92,205		92,205
JSC Bank CenterCredit[4]	44,136,676	30.55		877,917		256,392		790,956

				1,016,719		402,406		939,459

Equity investments
KB06-1 Venture Investment Partnership	200	50.00		10,000		9,619		9,619
KB08-1 Venture Investment Partnership	100	66.67		5,000		4,919		4,919

				15,000		14,538		14,538

			~~W~~	1,255,505	~~W~~	592,383	~~W~~	1,064,901

[1]	KLB Securities Co., Ltd. was in the process of filing bankruptcy and Jooeun Industrial Co., Ltd. was in process of liquidation as of December 31, 2008.

[2]	The Bank may exercise its voting rights in its seat in the Board of Directors or equivalent governing body of the investee.

[3]	The Bank has significant influence in electing a member of management who can participate in the decision-making process relating to the financial and business policies of the investee.

[4]	Equity method investments held by the Bank as of December 31, 2008, had a total market value of ~~W~~183,785 million.

[5]	Kookmin Bank Singapore Ltd. and Kookmin Finance Asia Ltd. (HK) were liquidated in 2009.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The valuation of equity method investments for the year ended December 31, 2009, follows:

							Foreign				Gain (loss)		Other
							exchange				on valuation		compre-
							trading				of equity		hensive		Impair-
			Acquisition				income		Retained		method		income		ment
(in millions of Korean won)	Beginning		(disposal)		Dividends		(expenses)		earnings		investments		(loss)		loss		Others		Ending

Domestic stocks
KB Life Insurance Co., Ltd. [1,3]	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(4,190)	~~W~~	—	~~W~~	4,190	~~W~~	—	~~W~~	—	~~W~~	—
KLB Securities Co., Ltd. [3]		0		—		—		—		—		—		—		—		—		0
Jooeun Industrial Co., Ltd. [3]		0		—		—		—		—		—		—		—		—		0
Balhae Infrastructure Fund		108,194		5,670		(6,420)		—		—		7,180		—		—		—		114,624
Korea Credit Bureau Co., Ltd.		2,710		—		—		—		—		59		—		—		—		2,769
United Asset Management Corporation		—		12,250		—		—		—		(258)		—		—		—		11,992

		110,904		17,920		(6,420)		—		(4,190)		6,981		4,190		—		—		129,385

Foreign stocks
Kookmin Bank Singapore Ltd. [1]		2,184		(2,184)		—		—		—		—		—		—		—		—
Kookmin Finance Asia Ltd. (HK) [1]		305		(305)		—		—		—		—		—		—		—		—
Kookmin Bank Int’l Ltd. (London)		53,809		—		—		1,778		—		1,742		10,067		—		—		67,396
Kookmin Bank Hong Kong Ltd.		92,205		—		—		(6,591)		—		10,285		9,743		—		—		105,642
Kookmin Bank Cambodia PLC.		—		10,101		—		(1,080)		—		(803)		—		—		—		8,218
JSC Bank CenterCredit [2]		790,956		—		—		(177,605)		—		(39,458)		(369)		(100,352)		(305)		472,867

		939,459		7,612		—		(183,498)		—		(28,234)		19,441		(100,352)		(305)		654,123

Equity Investments
KB06-1 Venture Investment Partnership		9,619		—		—		—		—		493		71		—		—		10,183
KB08-1 Venture Investment Partnership		4,919		15,000		—		—		—		806		—		—		—		20,725

		14,538		15,000		—		—		—		1,299		71		—		—		30,908

	~~W~~	1,064,901	~~W~~	40,532	~~W~~	(6,420)	~~W~~	(183,498)	~~W~~	(4,190)	~~W~~	(19,954)	~~W~~	23,702	~~W~~	(100,352)	~~W~~	(305)	~~W~~	814,416

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The valuation of equity method investments for the year ended December 31, 2008, follows:

							Foreign				Gain (Loss)			Other
							exchange				on valuation			compre-
							trading				of equity			hensive
			Acquisition				income		Retained		method			income	Capital
(in millions of Korean won)	Beginning		(disposal)		Dividends		(expenses)		earnings		investments			(loss)	surplus		Ending

Domestic stocks
KB Investment Co., Ltd.	~~W~~	104,735	~~W~~	(104,735)	~~W~~	(2,238)	~~W~~	—	~~W~~	—	~~W~~	2,308	~~W~~	(70)	~~W~~	—	~~W~~	—
KB Futures Co., Ltd.		30,117		(35,727)		(1,200)		—		—		2,612		4,198		—		—
KB Data System Co., Ltd.		16,707		(16,697)		(800)		—		—		790		—		—		—
KB Real Estate Trust		116,411		(107,643)		(20,000)		—		—		11,220		12		—		—
KB Asset Management		77,001		(81,569)		(6,134)		—		—		10,687		15		—		—
KB Credit Information		40,057		(42,607)		(187)		—		—		2,342		—		395		—
KB Life Insurance Co., Ltd. [1,3]		—		43,860		—		—		(23,157)		(5,783)		(14,287)		(633)		—
KB Investment & Securities Co., Ltd.		—		(2,520)		—		—		—		6,727		(2,998)		(1,209)		—
KLB Securities Co., Ltd.[3]		0		—		—		—		—		—		—		—		0
Jooeun Industrial Co., Ltd.[3]		0		—		—		—		—		—		—		—		0
ING Life Insurance Korea Co., Ltd.		140,914		(155,861)		—		—		—		5,789		9,158		—		—
Balhae Infrastructure Fund		87,135		19,576		(3,746)		—		—		5,229		—		—		108,194
Korea Credit Bureau Co., Ltd.		2,836		—		—		—		—		(126)		—		—		2,710

		615,913		(483,923)		(34,305)		—		(23,157)		41,795		(3,972)		(1,447)		110,904

Foreign stocks
Kookmin Bank Singapore Ltd. [1]		1,629		—		—		555		—		—		—		—		2,184
Kookmin Finance Asia Ltd. (HK) [1]		228		—		—		77		—		—		—		—		305
Kookmin Bank Int’l Ltd. (London)		60,966		—		—		(1,836)		—		3,791		(9,112)		—		53,809
Kookmin Bank Hong Kong Ltd.		76,562		—		—		26,056		—		3,032		(13,445)		—		92,205
Sorak Financial Holdings PTE Ltd.		85,234		(137,332)		(2,854)		28,801		—		6,192		19,959		—		—
JSC Bank CenterCredit [2]		—		817,539		—		60,380		(208)		(84,919)		(1,836)		—		790,956

		224,619		680,207		(2,854)		114,033		(208)		(71,904)		(4,434)		—		939,459

Equity Investments
KB06-1 Venture Investment Partnership		9,779		—		—		—		—		(88)		(72)		—		9,619
KB08-1 Venture Investment Partnership		—		5,000		—		—		—		(81)		—		—		4,919

		9,779		5,000		—		—		—		(169)		(72)		—		14,538

	~~W~~	850,311	~~W~~	201,284	~~W~~	(37,159)	~~W~~	114,033	~~W~~	(23,365)	~~W~~	(30,278)	~~W~~	(8,478)	~~W~~	(1,447)	~~W~~	1,064,901

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

[1]	KB Life Insurance Co., Ltd. became a subsidiary of KB Financial Group Inc. while Kookmin Bank Singapore Ltd. and Kookmin Finance Asia Ltd.(HK) have been liquidated as of December 31, 2009. As a result, the Bank recognized gain on disposal of equity method investments amounting to ~~W~~67,594 million and ~~W~~907 million, respectively.

[2]	The difference of ~~W~~460,212 million between the initial cost of the investment and the Bank’s initial proportionate ownership in the net book value of the investment is amortized over five years using the straight-line method of which ~~W~~69,522 million was charged to earnings for the year ended December 31, 2009. Also, the impairment loss of ~~W~~100,352 million was recognized for the year ended December 31, 2009, which reduced the remaining balance to ~~W~~226,545 million as of December 31, 2009. In addition, loss on fair value hedge amounting to ~~W~~176,599 million is included in foreign exchange trading expenses.

[3]	The equity method is no longer applied to the securities of KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to their accumulated deficit, resulting to book values below zero.
The unrecognized accumulated deficit and accumulative change due to the equity method as of December 31, 2009, are as follows:

			Change due to
(in millions of Korean won)	Deficit		the equity method		Total
KLB Securities Co., Ltd.[1]	~~W~~	4,148	~~W~~	—	~~W~~	4,148
Jooeun Industrial Co., Ltd.[1]		66,219		—		66,219

	~~W~~	70,367	~~W~~	—	~~W~~	70,367

[1]	These investees are in the process of bankruptcy as of December 31, 2009.
The unrecognized accumulated deficit and accumulative change due to the equity method as of December 31, 2008, were as follows:

			Change due to
(in millions of Korean won)	Deficit		the equity method		Total
KLB Securities Co., Ltd.[1]	~~W~~	4,148	~~W~~	—	~~W~~	4,148
Jooeun Industrial Co., Ltd.[2]		65,355		—		65,355
KB Life Insurance Co., Ltd.		22,491		1,330		23,821

	~~W~~	91,994	~~W~~	1,330	~~W~~	93,324

[1]	KLB Securities Co., Ltd. was in the process of filing bankruptcy as of December 31, 2008.

[2]	Jooeun Industrial Co., Ltd. was in the process of liquidation as of December 31, 2008.
The Bank discontinued applying the equity method to its investment in KB Life Insurance Co., Ltd., which became a subsidiary of KB Financial Group Inc. in June 2009, as the book value of the equity method investment became zero. However, in accordance with the Detailed Enforcement Rules on Supervision of Banking Business, certain trust accounts, whose principal or fixed rate of return is guaranteed, are included in the consolidated financial statements. As a result, the current earnings and net assets reported in the non-consolidated financial statements do not coincide with the proportionate ownership of the controlling entity in the
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

current earnings and net assets reported in the consolidated financial statements. The difference between the Bank’s proportionate ownership in net income of consolidated financial statements and net income of non-consolidated financial statements for the years ended December 31, 2009 and 2008, amounts to ~~W~~(-)18,301 million and ~~W~~22,195 million, respectively, and the difference between the Bank’s proportionate ownership in the net assets of the consolidated financial statements and the net assets of the non-consolidated financial statements as of December 31, 2009 and 2008, amounts to ~~W~~(-)74,812 million and ~~W~~ (-)44,201 million, respectively.
Significant financial data of equity method investees as of and for the year ended December 31, 2009, are as follows:
(in millions of Korean won)

					Sales
					(operating			Net income
Investee	Assets		Liabilities		revenue)			(loss)
Jooeun Industrial Co., Ltd.	~~W~~	7,405	~~W~~	73,626	~~W~~	—	~~W~~	(1,115)
Balhae Infrastructure Fund		911,332		1,985		64,485		56,964
Korea Credit Bureau Co., Ltd.		36,807		6,040		27,353		648
United Asset Management Corporation		68,710		185		152		(1,475)
Kookmin Bank Int’l Ltd. (London)		466,098		398,701		26,383		1,713
Kookmin Bank Hong Kong Ltd.		709,980		604,338		33,406		10,285
Kookmin Bank Cambodia PLC.		27,451		13,705		891		(1,419)
JSC Bank CenterCredit		9,118,956		8,380,797		304,293		101,367
KB06-1 Venture Investment Partnership		20,472		105		1,906		986
KB08-1 Venture Investment Partnership		31,090		3		2,189		1,208
Audited or reviewed financial statements were used for the equity method investees as of December 31, 2009. However, unaudited financial statements as of December 31, 2009, of Jooeun Industrial Co., Ltd., Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., KB06-1 Venture Investment Partnership, KB08-1 Venture Investment Partnership and JSC Bank CenterCredit were used for the valuation of these equity method investments. The Bank performed analytical reviews on the unaudited financial statements, such as fluctuation analysis, to assess the reliability of those financial statements. The financial statements of JSC Bank CenterCredit, an equity method investment, which were prepared in accordance with Kazakhstan GAAP, were appropriately adjusted to comply with Korean GAAP, and such adjustments resulted in a ~~W~~10,452 million decrease in its net assets.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Significant financial data of equity method investees as of and for the year ended December 31, 2008, were as follows:
(in millions of Korean won)

					Sales
					(operating		Net income
Investee	Assets		Liabilities		revenue)		(loss)
KB Life Insurance Co., Ltd.	~~W~~	1,769,349	~~W~~	1,642,810	~~W~~	715,874	~~W~~	(6,549)
Jooeun Industrial Co., Ltd.		6,097		71,455		1,107		(1,287)
Balhae Infrastructure Fund		860,182		1,846		48,320		41,482
Korea Credit Bureau Co., Ltd.		35,316		5,204		24,815		(1,230)
Kookmin Bank Int’l Ltd. (London)		582,111		528,302		31,002		3,743
Kookmin Bank Hong Kong Ltd.		548,032		455,826		42,482		3,030
JSC Bank CenterCredit		9,711,986		8,866,204		188,091		(44,807)
KB06-1 Venture Investment Partnership		19,243		3		1,325		(176)
KB08-1 Venture Investment Partnership		7,379		1		87		(122)
Audited or reviewed financial statements were used for the equity method investees as of December 31, 2008. However, unaudited financial statements as of December 31, 2008, of Jooeun Securities Co., Ltd., Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd. , KB06-1 Venture Investment Partnership, KB08-1 Venture Investment Partnership and JSC Bank CenterCredit were used for the valuation of the these equity method investments. The Bank performed analytical reviews on the unaudited financial statements, such as fluctuation analysis, to assess the reliability of those financial statements. The financial statements of JSC Bank CenterCredit, an equity method investment, which were prepared in accordance with Kazakhstan GAAP, were appropriately adjusted to comply with Korean GAAP, and such adjustments resulted in a ~~W~~47,274 million decrease in its net assets.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Changes in accumulated other comprehensive income related to the valuation of securities for the year ended December 31, 2009, are as follows:

			Increase		Disposal
(in millions of Korean won)	Beginning		(decrease)		(realization)		Ending
Gain (loss) on valuation of available-for-sale securities
Equity securities	~~W~~	(587,547)	~~W~~	1,105,352	~~W~~	99,770	~~W~~	617,575
Debt securities in won		224,460		(77,847)		(110,166)		36,447
Debt securities in foreign currencies		(57,036)		40,595		4,443		(11,998)
Beneficiary certificates		1,031		13,536		(730)		13,837
Others		3,269		(1,754)		(21)		1,494

		(415,823)		1,079,882		(6,704)		657,355

Gain (loss) on valuation of held-to-maturity securities
Debt securities in won		29		—		(8)		21

Gain on valuation of equity method investments		—		926		(302)		624

Loss on valuation of equity method investments		(32,799)		19,468		7,481		(5,850)

	~~W~~	(448,593)	~~W~~	1,100,276	~~W~~	467	~~W~~	652,150

Changes in accumulated other comprehensive income related to the valuation of securities for the year ended December 31, 2008, were as follows:

			Increase		Disposal
(in millions of Korean won)	Beginning		(decrease)		(realization)		Ending
Gain (loss) on valuation of available-for-sale securities
Equity securities	~~W~~	455,211	~~W~~	(1,009,048)	~~W~~	(33,710)	~~W~~	(587,547)
Debt securities in won		(91,085)		272,244		43,301		224,460
Debt securities in foreign currencies		(6,369)		(51,884)		1,217		(57,036)
Beneficiary certificates		1,018		765		(752)		1,031
Others		6,555		(1,033)		(2,253)		3,269

		365,330		(788,956)		7,803		(415,823)

Gain (loss) on valuation of held-to-maturity securities
Debt securities in won		42		—		(13)		29

Gain (loss) on valuation of equity method investments		(19,926)		(41,002)		28,129		(32,799)

	~~W~~	345,446	~~W~~	(829,958)	~~W~~	35,919	~~W~~	(448,593)

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Securities provided as collaterals as of December 31, 2009, are as follows:
(in millions of Korean won)

			Collateral
Provided to	Book value		amount		Provided for
Korea Securities Depository and others	~~W~~	4,210,796	~~W~~	4,222,531	Bonds sold under repurchase agreements
Korea Securities Depository and others		131,743		140,000	Securities lending transactions
Bank of Korea		1,385,931		1,420,000	Borrowings from Bank of Korea
Bank of Korea		575,164		586,800	Settlement risk with Bank of Korea
Samsung Futures and others		900,229		897,591	Substitute securities for derivatives transactions
Others		981,612		972,593	Others

	~~W~~	8,185,475	~~W~~	8,239,515

Securities provided as collaterals as of December 31, 2008, were as follows:
(in millions of Korean won)

			Collateral
Provided to	Book value		amount		Provided for
Korea Securities Depository and others	~~W~~	5,251,538	~~W~~	5,280,000	Bonds sold under repurchase agreements
Korea Securities Depository and others		78,784		85,000	Securities lending transactions
Bank of Korea		2,460,173		2,510,000	Borrowings from Bank of Korea
Bank of Korea		321,361		331,500	Settlement risk of Bank of Korea
Samsung Futures and others		2,143,708		2,132,996	Substitute securities for derivatives transaction
Others		1,111,081		1,081,628	Others

	~~W~~	11,366,645	~~W~~	11,421,124

Loaned securities as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008		Provided to
Government and public bonds	~~W~~	239,362	~~W~~	314,155	Korea Securities Finance Corp. and others
Stocks		30,285		23,077	Korea Securities Depository

	~~W~~	269,647	~~W~~	337,232

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

5. Loans Receivables
Loans receivables as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Call loans	~~W~~	772,977	~~W~~	367,312
Domestic import usance bill		2,354,936		2,444,897
Credit card receivables		11,383,722		11,526,951
Bills bought in foreign currencies		2,054,133		2,753,940
Bills bought in won		19,179		486,555
Bonds purchased under resale agreements		1,590,000		1,230,000
Loans		176,812,129		178,394,374
Factoring receivables		18		10,328
Advances for customers		44,334		72,853
Privately placed bonds		3,297,969		4,671,601
Loans for debt-equity swap		—		1,204

		198,329,397		201,960,015
Allowance for loan losses		(3,423,107)		(3,452,589)
Deferred loan origination fees and costs		160,688		187,399

	~~W~~	195,066,978	~~W~~	198,694,825

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Loans in won and in foreign currencies as of December 31, 2009 and 2008, are as follows:
(in millions of Korean won)

		2009		2008
Loans in won
Corporate	Operation loans
	General operation loans	~~W~~	40,704,286	~~W~~	40,992,353
	Notes discounted		604,481		792,529
	Overdraft accounts		283,190		528,144
	Trading notes		957,654		1,141,173
	Others		8,519,544		8,927,341

			51,069,155		52,381,540

	Facilities loans
	General facilities loans		18,428,467		15,857,250
	Others		1,512,840		1,409,311

			19,941,307		17,266,561

			71,010,462		69,648,101

Households	General purpose loans		51,515,962		51,406,336
	Housing loans		45,112,757		45,291,675
	Remunerations on mutual installment savings		28,900		48,431
	Others		471,568		430,716

			97,129,187		97,177,158

Public sector	Public operation loans		2,872,236		2,807,749
	Public facilities loans		161,439		50,090

			3,033,675		2,857,839

Others	Property formation loans		382		512
	Others		11		282

			393		794

			171,173,717		169,683,892

Loans in foreign currencies
	Domestic funding loans		4,444,616		6,928,484
	Off-shore funding loans		1,113,815		1,159,111
	Inter-bank loans		79,981		622,887

			5,638,412		8,710,482

		~~W~~	176,812,129	~~W~~	178,394,374

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Loans, by borrower type, in won and in foreign currencies, as of December 31, 2009, are as follows:
(in millions of Korean won)

			Loans in foreign				Percentage
By borrower type	Loans in won		currencies		Total		(%)
Large corporations	~~W~~	8,586,104	~~W~~	2,678,605	~~W~~	11,264,709	6.37
Small and medium-sized corporations		62,424,358		2,774,728		65,199,086	36.88
Households		97,129,580		48,607		97,178,187	54.96
Others		3,033,675		136,472		3,170,147	1.79

	~~W~~	171,173,717	~~W~~	5,638,412	~~W~~	176,812,129	100.00

Loans, by borrower type, in won and in foreign currencies, as of December 31, 2008, were as follows:
(in millions of Korean won)

			Loans in foreign				Percentage
By borrower type	Loans in won		currencies		Total		(%)
Large corporations	~~W~~	9,411,741	~~W~~	5,508,691	~~W~~	14,920,432	8.36
Small and medium-sized corporations		60,236,360		3,033,144		63,269,504	35.47
Households		97,177,952		45,376		97,223,328	54.50
Others		2,857,839		123,271		2,981,110	1.67

	~~W~~	169,683,892	~~W~~	8,710,482	~~W~~	178,394,374	100.00

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Loans receivables, by borrower’s country or region, as of December 31, 2009, are as follows:
(in millions of Korean won)

			Loans
	Loans		receivable
	receivable		in foreign						Percentage
By country	in won		currencies		Others		Total		(%)
Korea	~~W~~	171,173,717	~~W~~	4,867,407	~~W~~	21,376,276	~~W~~	197,417,400	99.54
Southeast Asia		—		9,530		57		9,587	0.01
China		—		23,111		—		23,111	0.01
Japan		—		611,978		90		612,068	0.31
Central and South America		—		27,890		1		27,891	0.01
USA		—		—		785		785	0.00
Others		—		98,496		140,059		238,555	0.12

	~~W~~	171,173,717	~~W~~	5,638,412	~~W~~	21,517,268	~~W~~	198,329,397	100.00

Loans receivables, by borrower’s country or region, as of December 31, 2008, were as follows:
(in millions of Korean won)

			Loans
	Loans		receivable
	receivable		in foreign						Percentage
By country	in won		currencies		Others		Total		(%)
Korea	~~W~~	169,683,892	~~W~~	7,906,525	~~W~~	23,494,507	~~W~~	201,084,924	99.57
Southeast Asia		—		15,255		77		15,332	0.01
China		—		21,652		1		21,653	0.01
Japan		—		627,476		140		627,616	0.31
Central and South America		—		26,905		1		26,906	0.01
USA		—		13,423		915		14,338	0.01
Others		—		99,246		70,000		169,246	0.08

	~~W~~	169,683,892	~~W~~	8,710,482	~~W~~	23,565,641	~~W~~	201,960,015	100.00

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Loans receivables, by industry, as of December 31, 2009, are as follows:
(in millions of Korean won)

			Loans
	Loans		receivable
	receivable		in foreign						Percentage
By industry	in won		currencies		Others		Total		(%)
Corporations
Financial institutions	~~W~~	1,486,311	~~W~~	196,566	~~W~~	2,653,329	~~W~~	4,336,206	2.19
Manufacturing		20,791,562		2,424,118		4,520,199		27,735,879	13.98
Services		31,804,829		2,225,545		1,327,266		35,357,640	17.82
Others		19,719,978		736,711		3,018,809		23,475,498	11.84
Households		97,129,580		48,607		9,975,007		107,153,194	54.03
Public sector		241,457		6,865		22,658		270,980	0.14

	~~W~~	171,173,717	~~W~~	5,638,412	~~W~~	21,517,268	~~W~~	198,329,397	100.00

Loans receivables, by industry, as of December 31, 2008, were as follows:
(in millions of Korean won)

			Loans
	Loans		receivable
	receivable		in foreign						Percentage
By industry	in won		currencies		Others		Total		(%)
Corporations
Financial institutions	~~W~~	1,740,030	~~W~~	849,990	~~W~~	2,696,780	~~W~~	5,286,800	2.62
Manufacturing		19,485,331		3,446,472		6,144,676		29,076,479	14.40
Services		30,910,306		2,771,221		2,043,060		35,724,587	17.69
Others		20,150,234		1,589,279		2,657,843		24,397,356	12.08
Households		97,177,952		45,376		10,003,074		107,226,402	53.09
Public sector		220,039		8,144		20,208		248,391	0.12

	~~W~~	169,683,892	~~W~~	8,710,482	~~W~~	23,565,641	~~W~~	201,960,015	100.00

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Loans to financial institutions as of December 31, 2009, are as follows:

			Other financial
(in millions of Korean won)	Bank		institutions		Total
Loans in won	~~W~~	—	~~W~~	1,486,311	~~W~~	1,486,311
Loans in foreign currencies		79,981		116,585		196,566
Others		2,384,727		268,602		2,653,329

	~~W~~	2,464,708	~~W~~	1,871,498	~~W~~	4,336,206

Loans to financial institutions as of December 31, 2008, were as follows:

			Other financial
(in millions of Korean won)	Bank		institutions		Total
Loans in won	~~W~~	—	~~W~~	1,740,030	~~W~~	1,740,030
Loans in foreign currencies		622,887		227,103		849,990
Others		1,627,269		1,069,511		2,696,780

	~~W~~	2,250,156	~~W~~	3,036,644	~~W~~	5,286,800

Asset quality of loans receivables as of December 31, 2009, is as follows:

									Estimated
(in millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		loss		Total
Call loans	~~W~~	772,977	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	772,977
Domestic import usance bill		2,274,804		56,488		13,572		379		9,693		2,354,936
Credit card receivables		11,148,132		144,398		2,782		42,477		45,933		11,383,722
Bills bought in foreign currency[1]		2,040,975		2,804		28,351		768		414		2,073,312
Bond purchased under resale agreements		1,590,000		—		—		—		—		1,590,000
Loans		171,518,112		3,261,579		1,168,068		541,690		322,680		176,812,129
Factoring receivables		18		—		—		—		—		18
Advances for customers		1,268		31,121		5,782		463		5,700		44,334
Privately placed bonds		3,248,047		31,390		18,529		—		3		3,297,969

	~~W~~	192,594,333	~~W~~	3,527,780	~~W~~	1,237,084	~~W~~	585,777	~~W~~	384,423	~~W~~	198,329,397

[1]	Bills bought in won included.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Asset quality of loans receivable as of December 31, 2008, was as follows:

									Estimated
(in millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		loss		Total
Call loans	~~W~~	367,312	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	367,312
Domestic import usance bill		2,370,176		41,554		17,280		6,382		9,505		2,444,897
Credit card receivables		11,246,887		175,432		3,336		48,647		52,649		11,526,951
Bills bought in foreign currency[1]		3,147,501		82,364		3,397		1,046		6,187		3,240,495
Bond purchased under resale agreements		1,230,000		—		—		—		—		1,230,000
Loans		173,652,226		2,438,285		1,503,569		429,786		370,508		178,394,374
Factoring receivables		10,328		—		—		—		—		10,328
Advances for customers		3,061		3,347		32,544		11,042		22,859		72,853
Privately placed bonds		4,623,955		9,500		35,797		—		2,349		4,671,601
Loans for debt-equity swap		—		—		—		—		1,204		1,204

	~~W~~	196,651,446	~~W~~	2,750,482	~~W~~	1,595,923	~~W~~	496,903	~~W~~	465,261	~~W~~	201,960,015

[1]	Bills bought in won included.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The maturities of loans receivables as of December 31, 2009, are as follows:

	Loans		Loans receivable
	receivable		in foreign
(in millions of Korean won)	in won		currencies		Others		Total
Due in 3 months or less	~~W~~	23,786,938	~~W~~	864,404	~~W~~	13,991,501	~~W~~	38,642,843
Due after 3 months through 6 months		24,019,208		1,011,320		2,042,905		27,073,433
Due after 6 months through 1 year		37,879,895		940,855		1,899,404		40,720,154
Due after 1 year through 2 years		16,813,097		1,237,696		2,423,493		20,474,286
Due after 2 years through 3 years		11,205,418		261,259		653,374		12,120,051
Due after 3 years through 4 years		2,644,992		136,447		240,843		3,022,282
Due after 4 years through 5 years		2,663,995		241,264		36,354		2,941,613
Over 5 years		52,160,174		945,167		229,394		53,334,735

	~~W~~	171,173,717	~~W~~	5,638,412	~~W~~	21,517,268	~~W~~	198,329,397

The maturities of loans receivables as of December 31, 2008, were as follows:

	Loans		Loans receivable
	receivable		in foreign
(in millions of Korean won)	in won		currencies		Others		Total
Due in 3 months or less	~~W~~	21,700,374	~~W~~	1,353,758	~~W~~	14,531,903	~~W~~	37,586,035
Due after 3 months through 6 months		21,678,956		1,725,273		3,072,383		26,476,612
Due after 6 months through 1 year		35,027,170		1,925,441		2,749,714		39,702,325
Due after 1 year through 2 years		19,914,940		1,010,965		1,563,496		22,489,401
Due after 2 years through 3 years		14,769,478		1,222,682		1,098,340		17,090,500
Due after 3 years through 4 years		3,298,234		231,628		63,247		3,593,109
Due after 4 years through 5 years		2,713,671		186,192		310,476		3,210,339
Over 5 years		50,581,069		1,054,543		176,082		51,811,694

	~~W~~	169,683,892	~~W~~	8,710,482	~~W~~	23,565,641	~~W~~	201,960,015

The Bank disposed of loans receivable amounting to ~~W~~2,758,489 million to Korea Housing Finance Corporation from which the Bank recognized a gain of ~~W~~24,575 million and a loss of ~~W~~88 million; loans receivable amounting to ~~W~~676,800 million were sold to Hanyang Securities Co. Ltd. from which the Bank recognized a gain of ~~W~~18,776 million; loans receivable amounting to ~~W~~1,206,603 million were sold to Consumer Credit Assistant Fund Co., Ltd. from which the Bank recognized a gain of ~~W~~42,945 million and a loss of ~~W~~49 million; loans receivable amounting to ~~W~~4,480 million were sold to Golden Bridge Capital Co., Ltd. from which the Bank recognized a gain of ~~W~~659 million; loans receivable amounting to ~~W~~353,199 million were sold to KB 13TH Securitization Specialty Co. Ltd. from which the Bank recognized a gain of ~~W~~10,141 million; loans receivable amounting to ~~W~~243,971 million were sold to KB 14TH Securitization Specialty Co. Ltd. from which the Bank recognized a loss of ~~W~~34,571 million; loans receivable amounting to ~~W~~81,512 million were sold to Gyeonggi Mutual Savings Bank
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

from which the Bank recognized a loss of ~~W~~14,301 million; loans receivable amounting to ~~W~~50,484 million were sold to Hyundai Swiss Mutual Savings & Bank Co., Ltd. from which the Bank recognized a loss of ~~W~~3,970 million, and loans receivable amounting to ~~W~~19,000 million were sold to Korea Asset Management Corporation from which the Bank recognized a loss of ~~W~~1,508 million.
The Bank pledged mortgage loans, credit card receivables and accounts receivable amounting to ~~W~~1,790,596 million, ~~W~~2,383,407 million (before deducting the related allowance) and ~~W~~296,712 million, respectively, as collaterals for issuing covered bonds.
The changes in deferred loan origination fees and costs for the year ended December 31, 2009, are as follows:

(in millions of Korean won)	Beginning		Increase		Decrease		Ending
Deferred loan origination fees and costs	~~W~~	187,399	~~W~~	49,594	~~W~~	76,305	~~W~~	160,688
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

6. Restructured Loans
The loans that were restructured through principal reduction, debt-equity swap and interest rate reduction due to workout plans or other similar restructuring programs for the year ended December 31, 2009, are as follows:

	Amount before		Principal		Debt-equity		Interest rate		Extension
(in millions of Korean won)	restructuring		reduction		swap[1]		reduction		of maturity
Workout	~~W~~	1,097,448	~~W~~	—	~~W~~	25,524	~~W~~	58,920	~~W~~	1,013,004
Others		29,347		6,888		2,178		—		20,281

	~~W~~	1,126,795	~~W~~	6,888	~~W~~	27,702	~~W~~	58,920	~~W~~	1,033,285

[1]	Includes loans to be swapped for newly-issued shares whose quantity has not been determined.
The loans that were restructured through principal reduction, debt-equity swap and interest rate reduction due to workout plans or other similar restructuring programs for the year ended December 31, 2008, were as follows:

	Amount before		Principal		Debt-equity		Interest rate		Extension
(in millions of Korean won)	restructuring		reduction		swap[1]		reduction		of maturity
Workout	~~W~~	100,183	~~W~~	—	~~W~~	4,777	~~W~~	14,480	~~W~~	80,926
Others		17,737		219		2,410		—		15,108

	~~W~~	117,920	~~W~~	219	~~W~~	7,187	~~W~~	14,480	~~W~~	96,034

[1]	Includes loans to be swapped for newly-issued shares whose quantity has not been determined.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Changes in present value discounts of the restructured loans for the year ended December 31, 2009, are as follows:

	Remaining		Present value discounts
(in millions of Korean won)	principal		Beginning		Increase		Decrease		Ending
Court mediation	~~W~~	2,581	~~W~~	491	~~W~~	—	~~W~~	199	~~W~~	292
Workout		597,690		3,870		49,267		27,873		25,264
Others		20,658		1,229		3,827		2,210		2,846

	~~W~~	620,929	~~W~~	5,590	~~W~~	53,094	~~W~~	30,282	~~W~~	28,402

Changes in the present value discounts of the restructured loans for the year ended December 31, 2008, were as follows:

	Remaining		Present value discounts
(in millions of Korean won)	principal		Beginning		Increase		Decrease		Ending
Court receivership	~~W~~	—	~~W~~	464	~~W~~	—	~~W~~	464	~~W~~	—
Court mediation		3,173		750		—		259		491
Workout		62,876		3,158		5,436		4,724		3,870
Others		25,626		1,409		1,348		1,528		1,229

	~~W~~	91,675	~~W~~	5,781	~~W~~	6,784	~~W~~	6,975	~~W~~	5,590

For loans that were restructured through interest rate reduction, the discount rate used to estimate the present value of the future cash flows for fixed rate loans is the effective interest rate at inception, and for floating rate loans, it is the interest rate that was applicable to the borrower at the loan origination date plus the credit spread at the date of the loan restructuring assuming the credit risk of the borrower is still valid at the date of restructuring. The difference between the book value and the present value is adjusted in the related allowances for loan losses.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

7. Allowance for Credit Losses
The allowances for loan losses as of December 31, 2009, are as follows:

									Estimated
(in millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		loss		Total
Domestic import usance bill	~~W~~	19,628	~~W~~	8,692	~~W~~	2,715	~~W~~	208	~~W~~	9,693	~~W~~	40,936
Credit card receivables		167,215		21,660		556		25,486		45,933		260,850
Bills bought in foreign currency[1]		17,629		383		13,804		475		414		32,705
Loans		1,621,097		453,764		279,770		367,678		322,680		3,044,989
Advances for customers		11		2,274		1,156		248		5,700		9,389
Privately placed bonds		28,220		2,197		3,818		—		3		34,238

	~~W~~	1,853,800	~~W~~	488,970	~~W~~	301,819	~~W~~	394,095	~~W~~	384,423	~~W~~	3,423,107

[1]	Bills bought in won included.
The allowances for loan losses as of December 31, 2008, were as follows:

									Estimated
(in millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		loss		Total
Domestic import usance bill	~~W~~	20,406	~~W~~	3,264	~~W~~	3,534	~~W~~	3,328	~~W~~	9,505	~~W~~	40,037
Credit card receivables		168,703		26,315		667		29,188		52,649		277,522
Bills bought in foreign currency[1]		27,058		15,409		679		582		6,187		49,915
Loans		1,635,390		357,521		375,024		257,340		370,508		2,995,783
Factoring receivables		480		—		—		—		—		480
Advances for customers		27		303		6,509		6,105		22,859		35,803
Privately placed bonds		41,439		785		7,272		—		2,349		51,845
Loans for debt-equity swap		—		—		—		—		1,204		1,204

	~~W~~	1,893,503	~~W~~	403,597	~~W~~	393,685	~~W~~	296,543	~~W~~	465,261	~~W~~	3,452,589

[1]	Bills bought in won included.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The changes in allowance for losses on loans and other assets for the years ended December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Beginning [1]	~~W~~	3,674,975	~~W~~	2,615,997
Provision for loan losses		2,207,853		1,776,830
Collection of written-off loans		452,424		505,793
Repurchase of loans sold		7,015		3,666
Sale of loans		(129,865)		(60,442)
Written-off of loans		(2,333,667)		(1,196,635)
Exemption of loans		(2,114)		(2,928)
Dept-equity swap		(798)		(4,737)
Changes in foreign exchange rates and others		(27,586)		37,431

Ending [1]	~~W~~	3,848,237	~~W~~	3,674,975

[1]	Includes present value discounts amounting to ~~W~~28,402 million and ~~W~~5,590 million as of December 31, 2009 and 2008, respectively, and allowance for other assets amounting to ~~W~~425,130 million and ~~W~~222,386 million, respectively.
The allowances for losses on other assets as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Suspense receivables	~~W~~	6,608	~~W~~	8,916
Uncollected guarantee deposits for rent		2,696		1,266
Settlement costs for financial accidents and others		30,352		89,849
Derivative instruments and others		384,476		108,838
Others		998		13,517

	~~W~~	425,130	~~W~~	222,386

The ratios of allowance for losses on loans as of December 31, 2009, 2008 and 2007, are as follows:

	Loans		Allowance for		Percentage
(in millions of Korean won)	receivables		loan losses		(%)
December 31, 2009	~~W~~	198,329,397	~~W~~	3,423,107	1.73
December 31, 2008		201,960,015		3,452,589	1.71
December 31, 2007		173,873,000		2,501,865	1.44
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

8. Property and Equipment
Property and equipment as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Property and equipment	~~W~~	5,402,175	~~W~~	5,366,203
Accumulated depreciation		(2,062,205)		(1,852,928)
Accumulated impairment loss		(10,620)		(20,508)

	~~W~~	3,329,350	~~W~~	3,492,767

Details of property and equipment as of December 31, 2009, are as follows:

					Accumulated
	Acquisition		Accumulated		impairment
(in millions of Korean won)	cost		depreciation		loss		Book value
Land[1]	~~W~~	2,076,927	~~W~~	—	~~W~~	2,903	~~W~~	2,074,024
Buildings		1,173,724		252,716		7,717		913,291
Leasehold improvements		370,520		312,856		—		57,664
Equipment and vehicles		1,780,654		1,496,633		—		284,021
Construction in progress		350		—		—		350

	~~W~~	5,402,175	~~W~~	2,062,205	~~W~~	10,620	~~W~~	3,329,350

[1]	The acquisition cost of land as of December 31, 2009, includes gain on asset revaluation of ~~W~~1,090,922 million.
Details of property and equipment as of December 31, 2008, were as follows:

					Accumulated
	Acquisition		Accumulated		impairment
(in millions of Korean won)	cost		depreciation		loss		Book value
Land[1]	~~W~~	2,096,677	~~W~~	—	~~W~~	9,105	~~W~~	2,087,572
Buildings		1,169,445		229,543		11,403		928,499
Leasehold improvements		342,849		269,023		—		73,826
Equipment and vehicles		1,755,210		1,354,362		—		400,848
Construction in progress		2,022		—		—		2,022

	~~W~~	5,366,203	~~W~~	1,852,928	~~W~~	20,508	~~W~~	3,492,767

[1]	The acquisition cost of land as of December 31, 2008, includes gain on asset revaluation of ~~W~~1,094,246 million.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The changes in book value of property and equipment for the year ended December 31, 2009, are as follows:

														Change in
														foreign
														exchange
					Replace-				Deprecia-		Impair-			rates and
(in millions of Korean won)	Beginning		Acquisition		ment		Disposal		tion		ment[1]			others	Ending
Land	~~W~~	2,087,572	~~W~~	233	~~W~~	384	~~W~~	11,846	~~W~~	—	~~W~~	2,279	~~W~~	(40)	~~W~~	2,074,024
Buildings		928,499		715		20,379		6,267		27,172		2,709		(154)		913,291
Leasehold improvements		73,826		—		31,284		441		46,895		—		(110)		57,664
Equipment and vehicles		400,848		122,601		—		386		238,889		—		(153)		284,021
Construction in progress		2,022		50,375		(52,047)		—		—		—		—		350

	~~W~~	3,492,767	~~W~~	173,924	~~W~~	—	~~W~~	18,940	~~W~~	312,956	~~W~~	4,988	~~W~~	(457)	~~W~~	3,329,350

[1]	Impairment loss on land of ~~W~~1,152 million was offset against gain on revaluation
The changes in book value of property and equipment for the year ended December 31, 2008, were as follows:

															Change in
															foreign
															exchange
			Acquisi-		Replace-				Deprecia-		Impair-		Gain on		rates and
(in millions of Korean won)	Beginning		tion		ment		Disposal		tion		ment[1]		revaluation		others		Ending
Land	~~W~~	987,793	~~W~~	7,513	~~W~~	2,580	~~W~~	2,315	~~W~~	—	~~W~~	54,255	~~W~~	1,145,969	~~W~~	287	~~W~~	2,087,572
Buildings		839,846		12,346		106,041		2,332		24,303		2,681		—		(418)		928,499
Leasehold improvements		71,139		1,041		52,849		11		51,430		—		—		238		73,826
Equipment and vehicles		393,820		265,174		55		1,933		256,962		—		—		694		400,848
Construction in progress		6,145		157,471		(161,525)		69		—		—		—		—		2,022

	~~W~~	2,298,743	~~W~~	443,545	~~W~~	—	~~W~~	6,660	~~W~~	332,695	~~W~~	56,936	~~W~~	1,145,969	~~W~~	801	~~W~~	3,492,767

[1]	Impairment loss on land includes valuation loss of ~~W~~51,723 million from asset revaluation.
The value, published by the Ministry of Land, Transport and, Maritime Affairs or local government, of the land held by the Bank was ~~W~~1,457,406 million and ~~W~~1,481,825 million as of December 31, 2009 and 2008, respectively.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Property and equipment insured as of December 31, 2009 and 2008, are as follows:
(in millions of Korean won)

Type of insurance	Asset insured	2009		2008		Insurance company
General property insurance	Buildings	~~W~~	965,269	~~W~~	1,113,569	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		167,048		164,310
	Equipment and vehicles		317,143		380,041

		~~W~~	1,449,460	~~W~~	1,657,920

The Bank acquired the main frames and related equipment from IBM Korea, Inc. under a financial lease agreement and other agreements, and recorded them as property and equipment. The property and equipment under financial lease and financial lease obligations as of December 31, 2009, are as follows:
Property and equipment under financial lease:

(in millions of Korean won)	Amount
Acquisition cost	~~W~~	33,045
Accumulated depreciation		10,577

Book value	~~W~~	22,468

Depreciation	~~W~~	9,912

Financial lease obligations1:

	Annual lease
(in millions of Korean won)	payment		Interest		Principal
2010	~~W~~	26,470	~~W~~	25,502	~~W~~	968
2011		183		145		38
2012		154		124		30
2013		210		189		21
2014		277		269		8

	~~W~~	27,294	~~W~~	26,229	~~W~~	1,065

[1]	Financial lease obligations include the amounts of property and equipment, and intangible assets under financial leases.
As of December 31, 2009, the Bank plans to obtain additional financial lease amounting to ~~W~~63,441 million according to the above financial lease agreement.
As of December 31, 2008, the Bank revalued its land, the book value of which was recorded at the revalued amount. The revalued amount of land was determined from market-based evidence which was obtained from independent appraisers. As a result of the revaluation, gain on revaluation of ~~W~~1,145,969 million was credited to accumulated other comprehensive income, net of tax amounting to ~~W~~252,113 million, and loss on revaluation of ~~W~~51,723 million was charged to current earnings.
As of December 31, 2009 and 2008, the book value of the Bank’s land that would have been carried under the cost model, is ~~W~~980,697 million and ~~W~~992,826 million, respectively.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

9. Other Assets
Other assets as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Guarantee deposits paid	~~W~~	1,443,076	~~W~~	1,388,902
Accounts receivable (Note 19)		3,577,669		5,143,137
Accrued income (Notes 2 and 26)		1,067,531		1,218,027
Prepaid expenses		173,377		105,257
Deferred income tax assets (Note 24)		—		101,401
Derivatives assets (Note 19)		3,367,463		8,394,874
Domestic exchange settlement debits		639,646		547,746
Intangible assets, net		242,074		319,781
Miscellaneous assets		211,892		251,633

		10,722,728		17,470,758
Less: Allowance for losses on other assets (Note 7)		(425,130)		(222,386)

	~~W~~	10,297,598	~~W~~	17,248,372

Intangible assets as of December 31, 2009, are as follows:

	Acquisition		Accumulated
(in millions of Korean won)	cost		amortization		Book value
Goodwill	~~W~~	705,108	~~W~~	639,819	~~W~~	65,289
Other intangible assets		373,349		196,564		176,785

	~~W~~	1,078,457	~~W~~	836,383	~~W~~	242,074

Intangible assets as of December 31, 2008, were as follows:

	Acquisition		Accumulated
(in millions of Korean won)	cost		amortization		Book value
Goodwill	~~W~~	705,108	~~W~~	561,474	~~W~~	143,634
Other intangible assets		303,114		126,967		176,147

	~~W~~	1,008,222	~~W~~	688,441	~~W~~	319,781

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The changes in intangible assets for the year ended December 31, 2009, are as follows:

(in millions of Korean won)	Beginning		Increase		Decrease		Ending
Goodwill	~~W~~	143,634	~~W~~	—	~~W~~	78,345	~~W~~	65,289
Other intangible assets[1]		176,147		70,273		69,635		176,785

	~~W~~	319,781	~~W~~	70,273	~~W~~	147,980	~~W~~	242,074

[1]	The changes in other intangible assets include reclassifications of between sub-categories of other intangible assets, amounting to ~~W~~38 million.
The changes in intangible assets for the year ended December 31, 2008, were as follows:

(in millions of Korean won)	Beginning		Increase		Decrease		Ending
Goodwill	~~W~~	221,979	~~W~~	—	~~W~~	78,345	~~W~~	143,634
Other intangible assets		115,328		107,923		47,104		176,147

	~~W~~	337,307	~~W~~	107,923	~~W~~	125,449	~~W~~	319,781

The Bank acquired the main frames and related intangible assets from IBM Korea, Inc. under a financial lease agreement and other agreements, and recorded it as other intangible assets.
The other intangible assets under financial lease as of December 31, 2009, are as follows1:

(in millions of Korean won)	Amount
Acquisition cost	~~W~~	13,656
Accumulated amortization		2,465

Book value	~~W~~	11,191

Amortization	~~W~~	2,292

[1]	See Note 8 for related financial lease obligations for other intangible assets under financial lease.
Miscellaneous assets as of December 31, 2009 and, 2008, are as follows:

(in millions of Korean won)	2009		2008
Receivables on cash sent to other banks	~~W~~	—	~~W~~	200
Supplies		24,419		21,394
Deposit money to court		3,037		17,097
Unsettled foreign currency		16,586		12,005
Suspense receivable		167,514		200,555
Others		336		382

	~~W~~	211,892	~~W~~	251,633

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

10. Deposits
Deposits as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Demand deposits	~~W~~	52,566,483	~~W~~	47,938,522
Time deposits		93,861,639		85,850,617
Negotiable certificates of deposit		23,957,756		25,078,785

	~~W~~	170,385,878	~~W~~	158,867,924

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Details of deposits as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Demand deposits in won
Checking deposits	~~W~~	586,466	~~W~~	339,649
Household checking deposits		403,602		357,108
Temporary deposits		2,855,261		3,006,499
Passbook deposits		17,922,039		15,036,090
Public fund deposits		158,275		168,583
National Treasury deposits		4,187		4,796
General savings deposits		19,993,982		16,799,177
Corporate savings deposits		9,053,919		10,524,092
Nonresident’s deposit in won		69,082		76,341
Nonresident’s free deposit in won		39,777		209,633

		51,086,590		46,521,968

Demand deposits in foreign currencies
Checking deposits		77,679		73,307
Passbook deposits		1,360,489		1,323,852
Temporary deposits		16,465		12,481
Others		8,705		650

		1,463,338		1,410,290

Demand deposits in gold		16,555		6,264

	~~W~~	52,566,483	~~W~~	47,938,522

Time deposits in won
Time deposits	~~W~~	78,968,045	~~W~~	73,318,591
Installment savings deposits		5,418,023		2,904,780
Property formation savings		397		423
Workers’ savings for housing		2		2
Nonresident’s deposit in won		263,915		261,429
Nonresident’s free deposit in won		101,003		105,351
Long-term savings deposits for workers		2,304		2,658
Long-term housing savings deposits		3,789,455		3,640,452
Long-term savings for households		523		1,495
Workers’ preferential savings deposits		2,535		4,465
Mutual installment deposits		1,789,963		1,865,748
Mutual installment for housing		1,900,618		2,333,389

		92,236,783		84,438,783
Gain on valuation of fair value hedged item (current year portion)		(1,725)		(10,145)
Gain (loss) on valuation of fair value hedged item (prior year portion)		(9,964)		180

		92,225,094		84,428,818

Time deposits in foreign currencies
Time deposits		1,630,990		1,393,411
Installment savings deposits		480		423
Others		5,075		27,965

		1,636,545		1,421,799

	~~W~~	93,861,639	~~W~~	85,850,617

Negotiable certificates of deposit	~~W~~	23,957,756	~~W~~	25,078,785

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Deposits with financial institutions as of December 31, 2009 and 2008, are as follows:

	Financial
(in millions of Korean won)	institutions	2009		2008
Demand deposits & time deposits	Banks	~~W~~	5,221,382	~~W~~	7,536,169
	Others		16,123,474		9,284,784

			21,344,856		16,820,953

Negotiable certificates of deposit	Banks		852,910		224,455
	Others		4,334,074		7,037,291

			5,186,984		7,261,746

		~~W~~	26,531,840	~~W~~	24,082,699

The maturities of deposits as of December 31, 2009, are as follows:

			Due after 3		Due after 6		Due after 1
	Due in 3		months		months		year
	months or		through 6		through 1		through 3		Over 3
(in millions of Korean won)	less		months		year		years		years		Total
Demand deposits	~~W~~	52,566,483	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	52,566,483
Time deposits		36,545,686		12,302,138		37,332,853		4,373,409		3,307,553		93,861,639
Negotiable certificates of deposit		16,309,997		3,358,547		4,103,361		185,851		—		23,957,756

	~~W~~	105,422,166	~~W~~	15,660,685	~~W~~	41,436,214	~~W~~	4,559,260	~~W~~	3,307,553	~~W~~	170,385,878

The maturities of deposits as of December 31, 2008, were as follows:

			Due after 3		Due after 6		Due after 1
	Due in 3		months		months		year
	months or		through 6		through 1		through 3		Over 3
(in millions of Korean won)	less		months		year		years		years		Total
Demand deposits	~~W~~	47,938,522	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	47,938,522
Time deposits		33,683,235		11,722,033		32,107,969		4,918,688		3,418,692		85,850,617
Negotiable certificates of deposit		11,034,833		6,751,494		7,033,836		258,622		—		25,078,785

	~~W~~	92,656,590	~~W~~	18,473,527	~~W~~	39,141,805	~~W~~	5,177,310	~~W~~	3,418,692	~~W~~	158,867,924

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

11. Debts
Debts as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Call money	~~W~~	1,354,645	~~W~~	3,244,535
Bills sold		64,839		191,435
Bonds sold under repurchase agreements		2,495,288		4,249,699
Securities sold		130,261		53,325
Borrowings		9,928,289		11,410,052
Debentures, net of discount of ~~W~~57,538 (2008:~~W~~83,346)		37,985,060		42,610,595

	~~W~~	51,958,382	~~W~~	61,759,641

Call money as of December 31, 2009 and 2008, is as follows:
(in millions of Korean won)

		Annual
		interest
Account	Lender	rates (%)	2009		2008
Call money in won	Samsung Life Insurance Co., Ltd. And others	1.60 ~ 1.93	~~W~~	197,100	~~W~~	1,029,000
Call money in foreign currencies	Centralbank Uzbekistan and others	0.20 ~ 1.74		1,157,545		2,215,535

			~~W~~	1,354,645	~~W~~	3,244,535

Bills sold, bonds sold under repurchase agreements and securities sold as of December 31, 2009 and 2008, are as follows:
(in millions of Korean won)

		Annual
		interest
Account	Lender	rates (%)	2009		2008
Bills sold	Teller’s sales	1.20 ~ 5.30	~~W~~	64,839	~~W~~	191,435
Bonds sold under repurchase agreements	Individual, group and corporations	1.29 ~ 7.40		2,495,288		4,249,699
Securities sold	Korea Securities Depository and others	—		130,261		53,325

			~~W~~	2,690,388	~~W~~	4,494,459

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Borrowings as of December 31, 2009 and 2008, are as follows:
(in millions of Korean won)

		Annual
		interest
Account	Lender	rates (%)	2009		2008
Borrowings in won
Borrowings from the Bank of Korea	Bank of Korea	1.25	~~W~~	1,343,725	~~W~~	796,205
Borrowings from the Korean government	Ministry of Strategy and Financial and others	0.00 ~ 5.00		674,272		697,860
Borrowings from banking institutions	Industrial Bank of Korea	3.44 ~ 3.97		19,473		36,068
Borrowings from National Housing Fund	—	—		—		279
Borrowings from non-banking financial institutions	Korea Development Bank	2.00 ~ 3.77		47,406		35,471
Other borrowings	Small & Medium Business Corporation and others	1.20 ~ 5.40		1,783,816		1,482,782

				3,868,692		3,048,665

Borrowings in foreign currencies
Due to banks	ING Bank N.V Amsterdam and others	0.00 ~ 5.36		176,819		141,680
Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.22 ~ 4.20		2,701,561		3,744,947
Off-shore borrowings in foreign currencies	Centralbank Uzbekistan and others	0.45 ~ 6.33		1,313,154		1,428,997
Borrowings from other financial institutions	—	—		—		957,492
Other borrowings	JP Morgan Chase Bank N.A and others	—		1,868,063		2,088,271

				6,059,597		8,361,387

			~~W~~	9,928,289	~~W~~	11,410,052

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Debentures as of December 31, 2009 and 2008, are as follows:

	Annual
	interest
(in millions of Korean won)	rate (%)	2009		2008
Debentures in won
Hybrid debentures	6.46 ~ 8.50	~~W~~	1,100,000	~~W~~	898,563
Structured debentures	4.29 ~ 12.00		3,903,238		4,199,849
Subordinated fixed rate debentures in won	4.19 ~ 9.65		7,972,273		8,195,754
Fixed rate debentures	2.73 ~ 7.95		20,672,646		25,229,626
Floating rate debentures	3.21 ~ 3.36		280,000		260,000

			33,928,157		38,783,792
Gain (loss) on valuation of fair value hedged items (current year portion) [1]			(249,505)		436,063
Loss (gain) on valuation of fair value hedged items (prior year portion) [2]			167,195		(245,887)

			33,845,847		38,973,968
Discounts on debentures			(27,940)		(57,226)

			33,817,907		38,916,742

Debentures in foreign currency
Fixed rates debentures	2.05 ~ 7.25		1,840,344		141,209
Floating rates debentures	0.44 ~ 5.57		2,462,677		3,577,845

			4,303,021		3,719,054
Gain (loss) on valuation of fair value hedged items (current year portion)			(107,189)		919
Loss on valuation of fair value hedged items (prior year portion)			919		—

			4,196,751		3,719,973
Discounts on debentures			(29,598)		(26,120)

			4,167,153		3,693,853

		~~W~~	37,985,060	~~W~~	42,610,595

[1]	The Bank amortized ~~W~~36 million as interest expense related to the discontinuance of hedge accounting for the year ended December 31, 2009.

[2]	The Bank recognized a gain of ~~W~~22,981 million on early redemption of fair value hedged items for the year ended December 31, 2009.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Hybrid debentures and subordinated debentures in won as of December 31, 2009 and 2008, are as follows:

			Annual interest
(in millions of Korean won)	Issued date	Expiration date	rate (%)	2009		2008
Subordinated fixed rate debentures in won	00-03-27~04-02-27	05-03-27~09-08-27	—	~~W~~	24,782	~~W~~	1,227,363
	1998-11-15	2009-11-15	—		—		20,900
	2000-11-28	2010-11-28	9.57 ~ 9.65		162,051		162,051
	2002-09-27	10-03-27~13-03-27	6.51 ~ 6.70		242,637		242,637
	2002-11-27	10-05-27~13-05-27	6.27 ~ 6.55		158,102		158,102
	2002-12-27	10-06-27~14-12-27	6.40 ~ 6.65		170,370		170,370
	2003-10-27	11-01-27~14-01-27	5.33 ~ 5.60		92,490		92,490
	2004-02-27	11-08-27~14-08-27	5.84 ~ 6.16		63,202		63,202
	2004-09-30	2018-12-30	5.12		57,784		57,784
	2004-12-27	2010-06-27	4.19 ~ 4.20		700,000		700,000
	2006-03-31	2012-01-31	5.67 ~ 5.70		1,900,855		1,900,855
	2008-08-13	14-02-13~16-02-13	7.38 ~ 7.51		500,000		500,000
	2008-09-25	2014-03-25	7.45		23,747		23,747
	2008-09-26	2014-03-26	7.45		182,215		182,215
	2008-09-29	2014-03-29	7.45		221,186		221,186
	2008-10-20	2014-04-20	7.45		43,787		43,787
	2008-10-21	2014-04-21	7.45		17,923		17,923
	2008-10-22	2014-04-22	7.45		10,784		10,784
	2008-10-23	2014-04-23	7.45		358		358
	2008-11-10	2014-05-10	7.70		111,317		111,317
	2008-11-11	2014-05-11	7.70		185,376		185,376
	2008-11-12	2014-05-12	7.70		211,978		211,978
	2008-11-13	2014-05-13	7.70		229,730		229,730
	2008-11-18	2014-05-18	7.70		191,839		191,839
	2008-11-19	2014-05-19	7.70		102,784		102,784
	2008-11-20	2014-05-20	7.70		177,383		177,383
	2008-11-21	2014-05-21	7.70		167,721		167,721
	2008-11-24	2014-05-24	7.70		83,939		83,939
	2008-11-25	2014-05-25	7.70		37,933		37,933
	2008-12-22	2014-06-22	7.30		287,769		287,769
	2008-12-23	14-03-23~14-06-23	7.30 ~ 7.70		381,212		381,212
	2008-12-24	2014-06-24	7.30		104,079		104,079
	2008-12-26	2014-06-26	7.30		73,100		73,100
	2008-12-29	14-03-29~14-06-29	7.30 ~ 7.70		53,840		53,840
	2009-04-14	2014-10-14	5.70		293,923		—
	2009-04-15	2014-10-15	5.70		144,481		—
	2009-04-16	2014-10-16	5.70		118,241		—
	2009-04-17	2014-10-17	5.70		126,369		—
	2009-04-20	2014-10-20	5.70		77,155		—
	2009-04-21	2014-10-21	5.70		113,470		—
	2009-04-22	2014-10-22	5.70		64,559		—
	2009-04-23	2014-10-23	5.70		61,802		—

				~~W~~	7,972,273	~~W~~	8,195,754

Hybrid debentures in won	03-06-27~03-10-27	08-12-27~09-04-27	—	~~W~~	—	~~W~~	798,563
	2008-12-30	2038-12-30	8.50		100,000		100,000
	2009-03-31	2039-03-31	6.46		1,000,000		—

				~~W~~	1,100,000	~~W~~	898,563

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Call money and borrowings from financial institutions as of December 31, 2009, are as follows:

(in millions of Korean won)	Bank of Korea		Other banks		Others		Total
Call money	~~W~~	—	~~W~~	1,214,545	~~W~~	140,100	~~W~~	1,354,645
Borrowings		1,343,725		5,947,517		178,959		7,470,201

	~~W~~	1,343,725	~~W~~	7,162,062	~~W~~	319,059	~~W~~	8,824,846

Call money and borrowings from financial institutions as of December 31, 2008, were as follows:

(in millions of Korean won)	Bank of Korea		Other banks		Others		Total
Call money	~~W~~	1,509,000	~~W~~	546,533	~~W~~	1,189,002	~~W~~	3,244,535
Borrowings		796,205		6,346,572		2,086,353		9,229,130

	~~W~~	2,305,205	~~W~~	6,893,105	~~W~~	3,275,355	~~W~~	12,473,665

The maturities of debts as of December 31, 2009, are as follows:

			Due after		Due after		Due after
	Due in		3 months		6 months		1 year
	3 months		through		through		through		Over 3
(in millions of Korean won)	or less		6 months		1 year		3 years		years		Total
Call money	~~W~~	1,354,645	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,354,645
Bills sold		60,404		4,268		167		—		—		64,839
Bonds sold under repurchase agreements		1,567,608		582,347		345,333		—		—		2,495,288
Securities sold		3,161		127,100		—		—		—		130,261
Borrowings		3,887,265		1,565,964		1,325,845		1,937,360		1,211,855		9,928,289
Debentures		2,445,429		4,247,086		8,550,296		11,410,997		11,388,790		38,042,598

	~~W~~	9,318,512	~~W~~	6,526,765	~~W~~	10,221,641	~~W~~	13,348,357	~~W~~	12,600,645	~~W~~	52,015,920

The maturities of debts as of December 31, 2008, were as follows:

			Due after		Due after		Due after
	Due in		3 months		6 months		1 year
	3 months		through		through		through		Over 3
(in millions of Korean won)	or less		6 months		1 year		3 years		years		Total
Call money	~~W~~	3,244,535	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,244,535
Bills sold		182,442		7,198		1,795		—		—		191,435
Bonds sold under repurchase agreements		2,667,242		1,054,642		527,650		165		—		4,249,699
Securities sold		—		—		53,325		—		—		53,325
Borrowings		6,181,736		1,100,973		1,403,242		1,337,509		1,386,592		11,410,052
Debentures		4,293,980		2,392,447		4,319,344		18,109,211		13,578,959		42,693,941

	~~W~~	16,569,935	~~W~~	4,555,260	~~W~~	6,305,356	~~W~~	19,446,885	~~W~~	14,965,551	~~W~~	61,842,987

In relation to securities lending, there are no remaining securities recognized in the Bank’s memorandum account as of December 31, 2009.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

12. Other Liabilities
Other liabilities as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Accounts payable (Notes 8 and 19)	~~W~~	3,065,186	~~W~~	5,348,485
Accrued expenses (Notes 18 and 26)		3,991,723		5,238,709
Unearned revenues		118,984		162,267
Withholding taxes		95,978		114,563
Guarantees deposits received		162,868		125,290
Deferred income tax liabilities (Note 24)		278,996		—
Accounts for agency business		220,680		273,599
Domestic exchange settlement credits		391,571		203,645
Unsettled foreign exchange liabilities (Note 20)		68,430		67,056
Liabilities incurred from agency relationships		344,668		481,559
Derivative instrument liabilities (Note 19)		3,100,099		8,033,014
Borrowings from trust accounts (Note 26)		1,658,313		2,777,502
Accrued severance benefits, net of severance insurance deposits of ~~W~~406,642 (2008: ~~W~~559,812) (Note 13)		170,218		274,530
Allowances for losses on acceptances and guarantees (Note 14)		139,394		122,446
Other allowances (Notes 15 and 19)		778,433		703,336
Miscellaneous liabilities (Notes 16 and 24)		247,401		225,517

	~~W~~	14,832,942	~~W~~	24,151,518

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

13. Accrued Severance Benefits
The changes in accrued severance benefits for the year ended December 31, 2009, are as follows:

							Other
(in millions of Korean won)	Beginning		Provision		Payment		changes[1]		Ending
Accrued severance benefits	~~W~~	834,342	~~W~~	159,301	~~W~~	416,939	~~W~~	156	~~W~~	576,860
Severance insurance deposits		(559,812)		(157,032)		(310,202)		—		(406,642)

	~~W~~	274,530	~~W~~	2,269	~~W~~	106,737	~~W~~	156	~~W~~	170,218

[1]	Gain on foreign currency translation from accrued severance benefits of the Tokyo branch and others.
The changes in accrued severance benefits for the year ended December 31, 2008, were as follows:

							Other
(in millions of Korean won)	Beginning		Provision		Payment		changes[1]		Ending
Accrued severance benefits	~~W~~	703,261	~~W~~	182,380	~~W~~	51,396	~~W~~	97	~~W~~	834,342
Severance insurance deposits		(471,882)		(102,975)		(15,045)		—		(559,812)

	~~W~~	231,379	~~W~~	79,405	~~W~~	36,351	~~W~~	97	~~W~~	274,530

[1]	Loss on foreign currency translation from accrued severance benefits of the Tokyo branch.
As of December 31, 2009, the Bank contributes to the pension funds of Kyobo Life Insurance Co., Ltd. and others whose beneficiaries are the employees.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

14. Acceptances and Guarantees, and Related Allowances for Losses
Acceptances and guarantees as of December 31, 2009 and 2008, are as follows:
(in millions of Korean won)

Types	2009		2008
Confirmed acceptances and guarantees in won
Payment guarantee for issuance of debentures	~~W~~	890	~~W~~	1,364
Payment guarantee for loans		82,373		159,800
Others		2,022,326		2,328,337

		2,105,589		2,489,501

Confirmed acceptances and guarantees in foreign currencies
Acceptances on letters of credit		393,894		329,620
Acceptances for letters of guarantee for importers		71,322		70,046
Guarantees for performance of contracts		530,191		631,697
Guarantees for bids		47,406		32,146
Guarantees for borrowings		216,424		269,468
Guarantees for repayment of advances		3,844,148		3,465,058
Others		1,124,422		1,817,634

		6,227,807		6,615,669

		8,333,396		9,105,170

Unconfirmed acceptances and guarantees
Letters of credit		5,174,219		6,818,094
Others		2,678,712		3,127,334

		7,852,931		9,945,428

Bills endorsed		23,902		—

	~~W~~	16,210,229	~~W~~	19,050,598

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Acceptances and guarantees, by customer, as of December 31, 2009, are as follows:
(in millions of Korean won)

					Bills
By customer	Confirmed		Unconfirmed		endorsed		Total		Percentage (%)
Large corporations	~~W~~	6,249,040	~~W~~	6,460,340	~~W~~	19,276	~~W~~	12,728,656	78.52
Small and medium-sized corporations		2,071,155		1,359,478		4,605		3,435,238	21.19
Public sector and others		13,201		33,113		21		46,335	0.29

	~~W~~	8,333,396	~~W~~	7,852,931	~~W~~	23,902	~~W~~	16,210,229	100.00

Acceptances and guarantees, by customer, as of December 31, 2008, were as follows:
(in millions of Korean won)

					Bills
By customer	Confirmed		Unconfirmed		endorsed		Total		Percentage (%)
Large corporations	~~W~~	6,277,922	~~W~~	7,718,398	~~W~~	—	~~W~~	13,996,320	73.47
Small and medium-sized corporations		2,806,636		2,196,761		—		5,003,397	26.26
Public sector and others		20,612		30,269		—		50,881	0.27

	~~W~~	9,105,170	~~W~~	9,945,428	~~W~~	—	~~W~~	19,050,598	100.00

Acceptances and guarantees, by industry, as of December 31, 2009, are as follows:
(in millions of Korean won)

					Bills
By industry	Confirmed		Unconfirmed		endorsed		Total		Percentage (%)
Public sector	~~W~~	363	~~W~~	2,948,404	~~W~~	—	~~W~~	2,948,767	18.19
Financial institutions		926,299		72,819		—		999,118	6.16
Service		336,778		37,644		—		374,422	2.31
Manufacturing		5,370,410		3,853,683		15,398		9,239,491	57.00
Others		1,699,546		940,381		8,504		2,648,431	16.34

	~~W~~	8,333,396	~~W~~	7,852,931	~~W~~	23,902	~~W~~	16,210,229	100.00

Acceptances and guarantees, by industry, as of December 31, 2008, were as follows:
(in millions of Korean won)

					Bills
By industry	Confirmed		Unconfirmed		endorsed		Total		Percentage (%)
Public sector	~~W~~	29,678	~~W~~	3,270,823	~~W~~	—	~~W~~	3,300,501	17.32
Financial institutions		1,360,012		106,720		—		1,466,732	7.70
Service		669,798		54,132		—		723,930	3.80
Manufacturing		5,212,696		5,870,621		—		11,083,317	58.18
Others		1,832,986		643,132		—		2,476,118	13.00

	~~W~~	9,105,170	~~W~~	9,945,428	~~W~~	—	~~W~~	19,050,598	100.00

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Acceptances and guarantees, by country, as of December 31, 2009, are as follows:
(in millions of Korean won)

					Bills
By country	Confirmed		Unconfirmed		endorsed		Total		Percentage(%)
Korea	~~W~~	7,637,022	~~W~~	7,852,931	~~W~~	23,902	~~W~~	15,513,855	95.70
Others		696,374		—		—		696,374	4.30

	~~W~~	8,333,396	~~W~~	7,852,931	~~W~~	23,902	~~W~~	16,210,229	100.00

Acceptances and guarantees, by country, as of December 31, 2008, were as follows:
(in millions of Korean won)

					Bills
By country	Confirmed		Unconfirmed		endorsed		Total		Percentage(%)
Korea	~~W~~	7,980,784	~~W~~	9,945,428	~~W~~	—	~~W~~	17,926,212	94.10
Others		1,124,386		—		—		1,124,386	5.90

	~~W~~	9,105,170	~~W~~	9,945,428	~~W~~	—	~~W~~	19,050,598	100.00

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Allowances for losses on acceptances and guarantees as of December 31, 2009, are as follows:

	Confirmed acceptances
	and guarantees				Unconfirmed
			Foreign		acceptances		Bills
(in millions of Korean won)	Won		currencies		and guarantees		endorsed		Total
Normal	~~W~~	2,087,453	~~W~~	5,732,464	~~W~~	7,337,696	~~W~~	23,830	~~W~~	15,181,443
Precautionary		16,770		415,578		469,700		72		902,120
Substandard		798		70,142		39,602		—		110,542
Doubtful		368		28		2		—		398
Estimated loss		200		9,595		5,931		—		15,726

	~~W~~	2,105,589	~~W~~	6,227,807	~~W~~	7,852,931	~~W~~	23,902	~~W~~	16,210,229
Allowances for losses		14,096		68,818		56,266		214		139,394

Ratio (%)		0.67		1.11		0.72		0.90		0.86

Allowances for losses on acceptances and guarantees as of December 31, 2008, were as follows:

	Confirmed acceptances
	and guarantees				Unconfirmed
			Foreign		acceptances		Bills
(in millions of Korean won)	Won		currencies		and guarantees		endorsed		Total
Normal	~~W~~	2,486,630	~~W~~	6,383,226	~~W~~	9,644,053	~~W~~	—	~~W~~	18,513,909
Precautionary		1,022		150,550		196,372		—		347,944
Substandard		1,291		9,258		4,702		—		15,251
Doubtful		114		70,998		96,942		—		168,054
Estimated loss		444		1,637		3,359		—		5,440

	~~W~~	2,489,501	~~W~~	6,615,669	~~W~~	9,945,428	~~W~~	—	~~W~~	19,050,598
Allowances for losses		15,682		57,004		49,760		—		122,446

Ratio (%)		0.63		0.86		0.50		—		0.64

The ratios of allowances for losses on acceptances and guarantees as of December 31, 2009, 2008 and 2007, are as follows:

	Guarantees and
	acceptances				Percentage
(in millions of Korean won)	and others		Allowance		(%)
December 31, 2009	~~W~~	16,210,229	~~W~~	139,394	0.86
December 31, 2008		19,050,598		122,446	0.64
December 31, 2007		9,242,497		36,512	0.40
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

15. Other Allowances
Details of other allowances as of December 31, 2009 and 2008, are as follows:

	2009
(in millions of Korean won)	Beginning		Increase		Decrease		Ending
Mileage rewards	~~W~~	111,011	~~W~~	117,174	~~W~~	113,400	~~W~~	114,785
Line of credit to SPCs (Note 19)		2,367		91		2,107		351
Dormant accounts		10,346		9,739		9,930		10,155
Unfunded commitments		537,787		6,624		197		544,214
Litigations and others		41,825		91,261		24,158		108,928

	~~W~~	703,336	~~W~~	224,889	~~W~~	149,792	~~W~~	778,433

	2008
(in millions of Korean won)	Beginning		Increase		Decrease		Ending
Mileage rewards	~~W~~	100,828	~~W~~	120,004	~~W~~	109,821	~~W~~	111,011
Line of credit to SPCs (Note 19)		2,466		—		99		2,367
Dormant accounts		42,662		14,427		46,743		10,346
Unfunded commitments		539,051		9,502		10,766		537,787
Litigations and others		60,761		26,293		45,229		41,825

	~~W~~	745,768	~~W~~	170,226	~~W~~	212,658	~~W~~	703,336

The unfunded commitments for other allowances amount to ~~W~~82,118,947 million and ~~W~~79,650,031 million as of December 31, 2009 and 2008, respectively.
16. Miscellaneous Liabilities
Details of miscellaneous liabilities as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Suspense payable	~~W~~	71,598	~~W~~	30,016
Borrowings for others’ business		46,809		10,404
Prepaid card and debit card liabilities		17,580		19,635
Security subscription deposits		20,367		39,353
Income tax payable (Note 24)		88,547		123,530
Others		2,500		2,579

	~~W~~	247,401	~~W~~	225,517

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

17. Shareholder’s Equity
Capital stock
The Bank is authorized to issue 1 billion shares of common stock at a par value of ~~W~~5,000 per share. As of December 31, 2009, 496,379,116 shares are issued and outstanding amounting to ~~W~~2,481,896 million. As of December 31, 2009, the Bank’s shares are 100% owned by the KB Financial Group Inc.
As a result of the legal consolidation with H&CB, the registered shareholders of both the former Kookmin Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The Bank’s shares were distributed based on an exchange ratio of one share of the Bank for every 1.688346 shares of former Kookmin Bank and for every one share of H&CB. These shares were listed on the Korea Exchange (formerly Korea Stock Exchange) on November 9, 2001. Furthermore, the merger with Kookmin Credit Co., Ltd. resulted in an additional issuance of 8,120,431 shares of common stock.
The Bank issued 60,000,000 shares of common stock at par value in accordance with a resolution of the Board of Directors on March 9, 2009, the payment for which was received on March 26, 2009.
Capital surplus
Details of capital surplus as of December 31, 2009 and December 31, 2008, are as follows:

(in millions of Korean won)	2009		2008
Gain on business combination	~~W~~	397,669	~~W~~	397,669
Revaluation increment		177,229		177,229
Others		40,716		40,716

	~~W~~	615,614	~~W~~	615,614

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Retained earnings
Pursuant to Article 40 of the Banking Act, the Bank appropriates no less than 10% of net income until the reserve reaches the total amount of paid-in capital, each time it declares dividends. The reserves can only be transferred to capital stock or be used to reduce deficit. Also, with regard to the Tokyo branch, the Bank appropriates 10% of the Branch’s net income as other reserves in accordance with the Banking Law of Japan.
In 2002, the Finance Supervisory Service recommended that banks appropriate at least 10% of their annual net income which exceeds accumulated deficit as reserves for financial structure improvement until their capital ratio equals 5.5% . Pursuant to such recommendation, the Bank appropriated ~~W~~55,600 million in 2004 in voluntary reserves which can only be used to reduce deficit or be transferred to capital.
In accordance with the Restriction of Special Taxation Act, the Bank allots a certain portion of its taxable income and appropriates the same as Research and Manpower Development Reserve under retained earnings. After the third year from appropriation, the Bank can return the same amount to its taxable income and may appropriate the same as dividends which can then be distributed on the succeeding three years.
There were no dividends declared for the year ended December 31, 2008. For the year ended December 31, 2009, cash dividends were declared as follows:

	2009
Shares outstanding	~~W~~	496,379,116
Treasury stock		—

Shares entitled to dividends		496,379,116
Dividend rate (%)		3.84

Dividend amount (in millions of won)	~~W~~	95,305

Dividend propensity (%)		14.99
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Accumulated other comprehensive income
Changes in accumulated other comprehensive income for the years ended December 31, 2009 and 2008, are as follows:

	2009
					Disposal
(in millions of Korean won)	Beginning		Changes		(realization)		Ending
Gain (loss) on valuation of available-for-sale securities	~~W~~	(415,823)	~~W~~	1,079,882	~~W~~	(6,704)	~~W~~	657,355
Gain (loss) on valuation of held-to-maturity securities		29		—		(8)		21
Gain on valuation of equity method investments		—		926		(302)		624
Loss on valuation of equity method investments		(32,799)		19,468		7,481		(5,850)
Gain on revaluation of property and equipment		893,856		(899)		(1,716)		891,241

	~~W~~	445,263	~~W~~	1,099,377	~~W~~	(1,249)	~~W~~	1,543,391

	2008
					Disposal
(in millions of Korean won)	Beginning		Changes		(realization)		Ending
Gain (loss) on valuation of available-for-sale securities	~~W~~	365,330	~~W~~	(788,956)	~~W~~	7,803	~~W~~	(415,823)
Gain (loss) on valuation of held-to-maturity securities		42		—		(13)		29
Loss on valuation of equity method investments		(19,926)		(41,002)		28,129		(32,799)
Gain on revaluation of property and equipment		—		893,856		—		893,856

	~~W~~	345,446	~~W~~	63,898	~~W~~	35,919	~~W~~	445,263

18. Share-based Payments
The Bank granted share-based payments to employees and executives, including the president, several times. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock or through payment of cash equivalents on the difference between the market price and the exercise price. Pursuant to the resolution of the Board of Directors on August 23, 2005, the Bank shall change its method of settlement to cash settlement from stock settlement after all the remaining treasury stock is issued. The Bank settles the stock options by cash after all the remaining treasury stock is issued and accounts for it accordingly. The shares to be issued when the stock options are exercised have been exchanged to the shares of KB Financial Group Inc. from shares of the Bank after the establishment of KB Financial Group Inc. on September 29, 2008. In accordance with SKAS No. 22, Share-based Payments, the compensation cost of stock options granted before the effective date of SKAS No. 22, Share-based Payments, is measured using the intrinsic value method under the Interpretations on Financial Accounting Standards 39-35, Accounting for Stock Options, and the compensation cost of stock options granted after the effective date of SKAS No. 22, is measured using the fair value method.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Details of the stock options as of December 31, 2009, are as follows:

		Exercise
	Grant	period	Shares
	date	(years)	Granted[1]	Grant conditions
Stock Options
Series 8-1[3]	02.03.22	8	46,000	Offer service: 1 year, 3 years
Series 8-2 [4]	02.03.22	8	330,000	Offer service: 1 year, 3 years
Series 9[4]	02.07.26	8	30,000	Offer service: 3 years
Series 10-1[3]	03.03.21	8	60,000	Offer service: 3 years
Series 10-2 [4]	03.03.21	8	120,000	Offer service: 3 years
Series 11[4]	03.08.27	8	30,000	Offer service: 3 years
Series 12[4]	04.02.09	8	60,000	Offer service: 1 year
Series 13-1[3]	04.03.23	8	20,000	Offer service: 1 year
Series 14[3,4]	04.11.01	8	700,000	Offer service: 3 years[6]
Series 15-1[3]	05.03.18	8	165,000	Offer service: 3 years
Series 15-2[4]	05.03.18	8	720,000	Offer service: 3 years
Series 16[4]	05.04.27	8	15,000	Offer service: 3 years
Series 17[4]	05.07.22	8	30,000	Offer service: 3 years
Series 18[4]	05.08.23	8	15,000	Offer service: 3 years
Series 19[2]	06.03.24	8	930,000	Offer service: 1 year, 2 years, 3 years
Series 20[2]	06.04.28	8	30,000	Offer service: 3 years
Series 21[2]	06.10.27	8	20,000	Offer service: 2 years
Series 22[2]	07.02.08	8	885,000	Offer service: 1 year, 3 years
Series 23[2]	07.03.23	8	30,000	Offer service: 3 years
Series Kookmin Credit Card -1[5]	01.03.22	10	22,146	Offer service: 1 year
Series Kookmin Credit Card -2[3,5]	02.03.29	9	9,990	Offer service: 2 years

			4,268,136

Stock Grants[11]
Series 1-1	07.11.01	—	19,278	Offer service: 3 years[10]
Series 1-2	08.09.29	—	44,172	Offer service: 3 years[8]
	08.01.01
	~
Series 2 ~ 6	08.03.19	—	87,459	Offer service: 2 years[9]
Series 7	08.03.20	—	17,584	Offer service: 3 years[7,10]
Series 9	08.06.23	—	3,840	Offer service: 2 years[9]
	08.09.11
	~
Series 10 ~ 11	08.09.20	—	16,515	Offer service: 2 years[9]
Series 13	08.10.18	—	7,950	Offer service: 3 years[9,12]
Series 14-1	08.12.29	—	33,816	Offer service: 2 years[9]
Series 14-2	08.12.29	—	74,200	Offer service: 2 years[9]
Series 15	09.03.25	—	10,600	Offer service: 2 years[9]
Series 16	09.09.29	—	1,900	Offer service: 1 year[10]
Series 17	09.10.12	—	5,300	Offer service: 2 years[9]
Series 18	09.10.16	—	1,900	Offer service: 1 year[10]

			324,514

			4,592,650

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

[1]	Shares granted represent the total number of shares initially granted to each employee and executive whose options have not been exercised at the current statement of financial position date.

[2]	The exercise price is based on the rate of increase of the aggregate market value of major competitors at the statement of financial position date.

[3]	The exercise price is based on the rate of increase in the stock price index of the banking industry at the statement of financial position date. For the Series Kookmin Credit Card -2, the exercise price is based on the rate of increase in the stock price index of the banking industry and the stock price index at the statement of financial position date.

[4]	The vest of stock option and the number of exercisable shares are determined by the results of performance rating of the grantee during the contractual service period from the grant date.

[5]	The Bank assumed the stock options granted by Kookmin Credit Card Co., Ltd. whose exercise price and number of shares were adjusted in proportion to the merger ratio.

[6]	The 300,000 shares have vesting condition of achieving the targeted ROE; 200,000 shares have vesting condition of achieving targeted BIS ratio; and 200,000 shares have vesting condition of achieving targeted return on shareholders’ equity.

[7]	Based on each vesting condition, the number of shares to be compensated is based on the following: 25% of granted shares have targeted assets growth rate, 25% of granted shares have targeted ROA and 50% of granted shares have targeted relative TSR.

[8]	According to new contract, Based on each vesting condition, the number of shares to be compensated is based on the following: 40% of granted shares have relative TSR, 40% of granted shares have relative EPS, and 20% of granted shares have targeted qualitative index considering such as ROA trend for 2 years.

[9]	Based on each vesting condition, the number of shares to be compensated is based on the following: 30% of granted shares have targeted KPI, 30% of granted shares have targeted financial result of the Bank, and 40% of granted shares have targeted relative TSR.

[10]	The number of shares to be compensated is fixed regardless of performance.

[11]	Under the stock grant, the maximum number of shares to be compensated is predetermined on grant date, where the actual number of shares to be compensated is based on the achievement of the targeted performance. As of December 31, 2009, 247,907 shares are expected to vest after contractual service period.

[12]	The Bank canceled the existing contracts and entered into new contracts as of December 31, 2009.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Changes in the number of granted shares and the weighted average exercise price of shares, excluding stock grants, for the year ended December 31, 2009, are as follows:

								Remaining
					Exercise			period to
	Granted shares				price per			maturity
(in Korean won and shares)	Beginning	Exercised	Expired	Ending	share			(years)
Series 2	46,494	43,523	2,971	—	~~W~~	—		—
Series 7	75,000	75,000	—	—		—		—
Series 8-1	24,942	—	—	24,942		57,100		0.22
Series 8-2	196,831	5,000	—	191,831		57,100		0.22
Series 9	23,899	—	—	23,899		58,800		0.57
Series 10-1	40,063	—	—	40,063		47,360		1.22
Series 10-2	67,993	—	—	67,993		35,500		1.22
Series 11	5,091	—	—	5,091		40,500		1.65
Series 12	54,250	—	—	54,250		46,100		2.11
Series 13-1	20,000	—	—	20,000		48,650		2.23
Series 14	610,000	—	—	610,000		50,600		2.84
Series 15-1	125,362	—	—	125,362		54,656		3.21
Series 15-2	509,044	28,330	—	480,714		46,800		3.21
Series 16	8,827	—	—	8,827		45,700		3.32
Series 17	29,441	—	—	29,441		49,200		3.56
Series 18	7,212	—	—	7,212		53,000		3.65
Series 19	753,695	—	2,044	751,651		77,063		4.23
Series 20	25,613	—	—	25,613		81,900		4.33
Series 21	18,987	—	—	18,987		76,600		4.82
Series 22	766,115	—	69,441	696,674		77,100		5.11
Series 23	15,246	—	—	15,246		84,500		5.23
Series Kookmin Credit Card -1	22,146	—	—	22,146		71,538		1.22
Series Kookmin Credit Card -2	9,990	—	—	9,990		129,100		1.24

	3,456,241	151,853	74,456	3,229,932	~~W~~	63,028	[1]	3.49	[2]

[1]	Average exercise price per share weighted by granted shares.

[2]	Average remaining period weighted by granted shares.
The weighted average stock price per share of the exercised shares for the year ended December 31, 2009, is ~~W~~51,979.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Changes in number of granted shares and the weighted average exercise price per share, excluding stock grant, for the year ended December 31, 2008, were as follows:

								Remaining
					Exercise			period to
	Granted shares				price per			maturity
(in Korean won and shares)	Beginning	Exercised	Expired	Ending	share			(years)
Series 2	69,723	23,229	—	46,494	~~W~~	28,027		0.20
Series 7	75,000	—	—	75,000		51,200		0.88
Series 8-1	28,263	3,321	—	24,942		57,100		1.22
Series 8-2	196,831	—	—	196,831		57,100		1.22
Series 9	23,899	—	—	23,899		58,800		1.57
Series 10-1	40,063	—	—	40,063		47,360		2.22
Series 10-2	70,993	3,000	—	67,993		35,500		2.22
Series 11	5,091	—	—	5,091		40,500		2.65
Series 12	54,250	—	—	54,250		46,100		3.11
Series 13-1	20,000	—	—	20,000		48,800		3.23
Series 14	610,000	—	—	610,000		50,600		3.84
Series 15-1	125,362	—	—	125,362		54,656		4.21
Series 15-2	518,194	—	9,150	509,044		46,800		4.21
Series 16	8,827	—	—	8,827		45,700		4.32
Series 17	30,000	—	559	29,441		49,200		4.56
Series 18	7,212	—	—	7,212		53,000		4.65
Series 19	930,000	—	176,305	753,695		77,056		5.23
Series 20	30,000	—	4,387	25,613		81,900		5.33
Series 21	20,000	—	1,013	18,987		76,600		5.82
Series 22	885,000	—	118,885	766,115		77,100		6.11
Series 23	30,000	—	14,754	15,246		84,500		6.23
Series Kookmin Credit Card -1	22,146	—	—	22,146		71,538		2.22
Series Kookmin Credit Card -2	9,990	—	—	9,990		129,100		2.24

	3,810,844	29,550	325,053	3,456,241	~~W~~	61,837	[1]	4.38	[2]

[1]	Average exercise price per share weighted by granted shares.

[2]	Average remaining period weighted by granted shares.
The weighted average stock price per share of the shares exercised for the year ended December 31, 2008, was ~~W~~57,858.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Series 22 and Series 23 are measured at fair value based on the Black-Scholes Model, and the factors used in determining the fair values are as follows:
(in Korean won)

										Fair
	Stock				Expected					value
	price per		Exercise price per		stock price	Maturity	Expected		Risk free	per
Series	share		share		volatility(%)	(years)	dividends		rate (%)	share
Unconfirmed
Series 22-1 (director)	~~W~~	60,200	~~W~~	77,100	28.23	2.54	~~W~~	4,045	3.22	~~W~~	5,366
Series 22-2 (employee)		60,200		77,100	26.09	3.25		5,113	3.26		5,771
Confirmed
Series 22-1 (director)		60,200		77,100	52.07	2.54		3,965	4.41		14,376
Series 22-2 (employee)		60,200		77,100	47.36	3.25		4,989	4.47		14,894
Series 23		60,200		84,500	51.04	2.66		4,138	4.41		12,856
The expected weighted average exercise period was separately estimated for directors and employees in order to reflect the possibility of an early exercise. The historical stock price volatility during the respective expected exercise period was applied to the calculation of the expected stock price volatility. Also, the cross volatility of stock price between KB Financial Group Inc. (the Bank before October 10, 2008) and competitors was applied in order to adjust the exercise price in proportion to the change of the market value of the competitors.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Stock grants vested to employees and executives are measured on the basis of fair value using the Monte-Carlo Simulation Model. Assumptions used under the Monte-Carlo Simulation Model are summarized as follows:

	Expected		Fair value		Fair value
	exercise		(market		(non-market
	period	Risk free	performance		performance
Series	(years)	rate (%)	condition)		condition)
Series 1-1	0.84	3.48	~~W~~	—	~~W~~	59,346
Series 1-2	0.84	3.48		42,258		59,921
Series 2	0.00	3.48		—		59,683
Series 3	0.00	3.48		59,683		59,683
Series 4	0.04	3.48		37,339		59,918
Series 5	0.21	3.48		41,085		59,740
Series 6 (Unconfirmed)	0.21	3.48		41,784		59,701
Series 6 (Confirmed)	0.21	3.48		—		59,599
Series 7-1	1.22	3.58		—		60,770
Series 7-2	1.22	3.58		41,927		60,043
Series 9	0.48	3.48		37,601		59,954
Series 10	0.70	3.48		37,071		60,277
Series 11	0.72	3.48		35,819		59,699
Series 13	1.80	3.85		24,398		60,898
Series 14-1	0.99	3.48		36,076		60,127
Series 14-2	0.99	3.48		36,071		60,119
Series 15	1.23	3.59		36,064		60,181
Series 16	0.75	3.48		—		60,178
Series 17	1.78	3.84		36,772		61,475
Series 18	0.79	3.48		—		60,015
Meanwhile, the Bank determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price of December 31, 2009, as the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate.
As of December 31, 2009 and 2008, the accrued expenses representing share-based payments amounted to ~~W~~30,579 million and ~~W~~2,656 million, respectively, while the intrinsic value of the vested share options amounted to ~~W~~19,750 million and ~~W~~364 million, respectively. The compensation cost amounting to ~~W~~29,548 million was recorded as general and administrative expense for the year ended December 31, 2009, and the compensation cost amounting to ~~W~~34,768 million was reversed during the year ended December 31, 2008.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

19. Commitments and Contingencies
(1)	The Bank holds written-off loans, whose claims over borrowers and guarantors have not been terminated, amounting to ~~W~~11,447,476 million and ~~W~~11,585,392 million as of December 31, 2009 and 2008, respectively.
(2)	As of December 31, 2009 and 2008, the Bank recorded receivables amounting to ~~W~~2,475,424 million and ~~W~~4,560,352 million, respectively, and payables amounting to ~~W~~2,475,147 million and ~~W~~4,561,021 million, respectively, for unsettled foreign currency spot transactions.
(3)	As of December 31, 2009 and 2008, the Bank has commitments to provide lines of credit of up to ~~W~~300,243 million and ~~W~~210,282 million, respectively, and to purchase commercial papers of up to ~~W~~521,500 million and ~~W~~1,129,300 million, respectively, from several special purpose companies(“SPC”). As of December 31, 2009 and 2008, under these commitments, extended loans amounted to ~~W~~2,573 million and ~~W~~2,210 million, respectively, and purchased commercial papers amounted to ~~W~~471,800 million as of December 31, 2008. The Bank has credit preservation procedures, such as special agreements for repurchase, trust guarantees, cash and securities reservation and so on, in cases when the Bank becomes obligated to make payments in accordance with these commitments. The expected loss from the commitments amounting to ~~W~~351 million and ~~W~~2,367 million as of December 31, 2009 and 2008, respectively, is recorded as other allowances. In addition, unused credit in foreign currencies amounts to ~~W~~9,501,328 million and ~~W~~10,043,623 million, and the unused credit, excluding the unused lines of credit subject for other allowances, amounts to ~~W~~865,438 million and ~~W~~935,458 million as of December 31, 2009 and 2008, respectively.
(4)	On December 17, 2008, the Bank agreed to subscribe ~~W~~1,037,826 million in private indirect reinvestment trusts for the stabilization of bond markets. The Bank subscribed ~~W~~518,913 million during 2008 and the remaining amount to be subscribed is ~~W~~518,913 million as of December 31, 2009.
(5)	The Bank agreed to make ~~W~~175,000 million investment in United Asset Management Corporation which was established on October 1, 2009. The Bank invested ~~W~~12,250 million during 2009 and the remaining amount to be invested is ~~W~~162,750 million as of December 31, 2009.
(6)	The Bank has filed 84 lawsuits (excluding minor lawsuits in relation to the collection of loans or operating activities), as a plaintiff, involving the total claims of ~~W~~296,862 million and faces 178 lawsuits (excluding minor lawsuits in relation to the collection of loans or operating activities), as a defendant, involving the total damages of ~~W~~1,135,382 million, which arose in the normal course of the business and are still pending as of December 31, 2009.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The Korea Lottery Service Inc. (“KLS”) filed lawsuits against the Bank in relation to the commitment fees (three cases with the total damages of ~~W~~599,713 million). However, in substance, the government (lottery fund) is responsible for the commitment fees. The Bank expects that the lawsuits would not affect its financial position even if the court rules in favor of the plaintiff. In the first case seeking damages of ~~W~~19,557 million, the Seoul High Court ordered the Bank to pay the commitment fee of ~~W~~4,495 million and related interest to KLS in the second trial. The third trial is pending at the Supreme Court as of December 31, 2009. In the second case seeking damages of ~~W~~445,877 million, the court ordered the Bank to pay the commitment fee of ~~W~~122,740 million and related interest to KLS in the first trial; the second trial is ongoing as of December 31, 2009. The third case seeking damages of ~~W~~134,279 million is ongoing in its first trial as of December 31, 2009.
The government filed a civil lawsuit against KLS, an accounting firm and the Bank (responsible party) seeking the total damages of ~~W~~320,800 million. The plaintiff contends that the excessive payment of lottery service commission fees were due to illegal act of the Bank’s employees and others. The court decided in favor of Bank in its first trial on April 23, 2009. Also, on June 25, 2009, the Supreme Court declared the Bank’s employees as not guilty in its third trial of the criminal lawsuit filed by the Korea Prosecutory Authorities against the Bank’s employees. However, the government appealed to the Supreme Court on the above decision on May 13, 2009. It is uncertain as to whether the Bank will be ultimately liable for the damages in the aforementioned lawsuit, and no estimate can be made of the amount of the potential liabilities as of December 31, 2009.
In 2008, the government also filed a civil lawsuit against the National Agricultural Cooperative Federation (“Nonghyup” or “NACF”) and the Bank for the return of ~~W~~116,646 million of commission fee, claiming that the commission fee related to the management of the National Housing Fund was unduly assessed. On December 24, 2009, the Supreme Court decided in favor of Bank.
(7)	The Bank entered into the credit card business cooperation agreements with Citibank Korea and Nonghyup. Accordingly, the revenue from the credit card business operation is proportionately shared among each company.
(8)	In 2008, the Bank purchased 29,972,840 outstanding shares of Joint Stock Company, Bank CenterCredit (Kazakhstan) from existing shareholders, and additional new shares of 14,163,836 (including forfeited shares of 10,298,558). As a result, the Bank currently holds 30.52% (44,136,676 shares) of the total issued shares and the additional 11.41% of ownership will be obtained through the acquisition of existing shares and convertible preferred shares.
(9)	The face value of the securities sold to general customers through tellers’ sale amounts to ~~W~~191,151 million and ~~W~~257,340 million as of December 31, 2009 and 2008, respectively.
(10)	In 2007, the Bank was subject to regular tax audit by the Seoul Regional Tax Office. Consequently, income taxes and others of ~~W~~438,975 million were imposed and paid. However, the Bank has filed a legal appeal against this and received tax refund of ~~W~~65,347 million as of December 31, 2009.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

(11)	Transaction details of derivative instruments as of December 31, 2009 and 2008, are as follows:
(in millions of Korean won)

	2009[1]						2008[1]
Type	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate
Futures	~~W~~	2,710,940	~~W~~	—	~~W~~	2,710,940	~~W~~	4,055,910	~~W~~	—	~~W~~	4,055,910
Swaps		85,811,473		4,988,590		90,800,063		78,597,620		5,359,799		83,957,419
Purchased options		3,600,000		—		3,600,000		3,250,000		—		3,250,000
Written options		3,453,481		—		3,453,481		3,585,476		—		3,585,476

		95,575,894		4,988,590		100,564,484		89,489,006		5,359,799		94,848,805

Currency
Forwards		34,747,581		566,759		35,314,340		60,980,820		793,597		61,774,417
Futures		1,552,324		—		1,552,324		1,428,414		—		1,428,414
Swaps		18,180,485		1,167,600		19,348,085		21,356,714		—		21,356,714
Purchased options [2]		1,479,661		—		1,479,661		7,173,716		—		7,173,716
Written options [2]		1,784,605		—		1,784,605		7,143,368		—		7,143,368

		57,744,656		1,734,359		59,479,015		98,083,032		793,597		98,876,629

Stock
Index futures		38,937		—		38,937		5,729		—		5,729
Purchased options		745,650		—		745,650		845,331		—		845,331
Written options		1,914,199		—		1,914,199		1,780,354		—		1,780,354
Swaps		171,400		—		171,400		495,524		—		495,524

		2,870,186		—		2,870,186		3,126,938		—		3,126,938

Other
Purchased commodity options		—		—		—		44,496		—		44,496
Written commodity options		—		—		—		43,389		—		43,389
Commodity forwards		41,727		—		41,727		120,397		—		120,397
Commodity swaps		—		—		—		957		—		957
Other derivatives		60,000		190,000		250,000		60,000		190,000		250,000

		101,727		190,000		291,727		269,239		190,000		459,239

	~~W~~	156,292,463	~~W~~	6,912,949	~~W~~	163,205,412	~~W~~	190,968,215	~~W~~	6,343,396	~~W~~	197,311,611

[1]	For transactions (excluding currency option transactions) between won and foreign currencies, the unsettled amount of transaction is presented using the basic foreign exchange rate at the statement of financial position date based on the contract amount in foreign currencies. For transactions (excluding currency option transactions) between foreign currencies, the unsettled amount of transaction is presented using the basic foreign exchange rate at the statement of financial position date based on foreign currencies purchased.

[2]	For currency option transactions, unsettled amount of transaction is classified into either purchased currency options or written currency options based on trading of the right pursuant to the Accounting Guidelines’ Appendix 5 of the Financial Supervisory Commission in Republic of Korea. For transactions between won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate at the statement of financial position date based on the contract amount in foreign currencies. For transactions between foreign currencies, the unsettled amount of transaction is presented using the basic foreign exchange rate at the statement of financial position date based on the currencies expected to be collected at maturity.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Details of fair valuation of derivative instruments as of December 31, 2009, and related gain or loss on valuation for the year ended December 31, 2009, are as follows:
(in millions of Korean won)

	Gain on valuation (P/L)						Loss on valuation (P/L)						Estimated fair value(B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate
Swaps	~~W~~	731,987	~~W~~	30,799	~~W~~	762,786	~~W~~	569,415	~~W~~	243,489	~~W~~	812,904	~~W~~	621,335	~~W~~	799,930
Purchased options		4,480		—		4,480		16,642		—		16,642		23,219		—
Written options		10,985		—		10,985		3,130		—		3,130		3		21,390

		747,452		30,799		778,251		589,187		243,489		832,676		644,557		821,320

Currency
Forwards		698,599		—		698,599		510,721		17,488		528,209		1,421,764		440,648
Swaps		840,384		—		840,384		371,226		165,584		536,810		1,019,818		1,384,370
Purchased options		5,798		—		5,798		96,237		—		96,237		187,885		—
Written options		63,928		—		63,928		2,827		—		2,827		—		88,833

		1,608,709		—		1,608,709		981,011		183,072		1,164,083		2,629,467		1,913,851

Stock
Purchased options		22,529		—		22,529		4,547		—		4,547		74,089		—
Written options		69,075		—		69,075		62,149		—		62,149		—		277,190
Swaps		45,302		—		45,302		7,980		—		7,980		11,330		45,438

		136,906		—		136,906		74,676		—		74,676		85,419		322,628

Other
Commodity forwards		2,412		—		2,412		2,388		—		2,388		2,412		2,388
Other derivatives		83		—		83		134		33,305		33,439		5,608		39,912

		2,495		—		2,495		2,522		33,305		35,827		8,020		42,300

	~~W~~	2,495,562	~~W~~	30,799	~~W~~	2,526,361	~~W~~	1,647,396	~~W~~	459,866	~~W~~	2,107,262	~~W~~	3,367,463	~~W~~	3,100,099

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Details of fair valuation of derivative instruments as December 31, 2008, and related gain and loss on valuation for the year ended December 31, 2008, are as follows:
(in millions of Korean won)

	Gain on valuation (P/L)						Loss on valuation (P/L)						Estimated fair value(B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate
Swaps	~~W~~	1,109,958	~~W~~	423,019	~~W~~	1,532,977	~~W~~	1,521,137	~~W~~	23,831	~~W~~	1,544,968	~~W~~	1,237,849	~~W~~	1,403,910
Purchased options		35,196		—		35,196		8,886		—		8,886		48,415		—
Written options		7,760		—		7,760		28,178		—		28,178		14		37,409

		1,152,914		423,019		1,575,933		1,558,201		23,831		1,582,032		1,286,278		1,441,319

Currency
Forwards		4,366,886		27,714		4,394,600		2,616,308		96,455		2,712,763		4,424,925		2,718,577
Swaps		1,340,043		—		1,340,043		2,743,505		—		2,743,505		1,303,579		2,585,051
Purchased options		957,880		—		957,880		27,887		—		27,887		1,046,702		—
Written options		24,698		—		24,698		452,668		—		452,668		—		597,169

		6,689,507		27,714		6,717,221		5,840,368		96,455		5,936,823		6,775,206		5,900,797

Stock
Purchased options		167,328		—		167,328		49,863		—		49,863		290,548		—
Written options		260,993		—		260,993		52,653		—		52,653		—		481,922
Swaps		16,350		—		16,350		161,560		—		161,560		16,963		181,682

		444,671		—		444,671		264,076		—		264,076		307,511		663,604

Other
Purchased commodity options		3		—		3		1,246		—		1,246		590		—
Written commodity options		1,573		—		1,573		—		—		—		—		573
Commodity forwards		16,381		—		16,381		15,846		—		15,846		16,381		15,846
Commodity swaps		1,295		—		1,295		1,281		—		1,281		1,295		1,281
Other derivatives		6,640		1,071		7,711		6,666		7,757		14,423		7,613		9,594

		25,892		1,071		26,963		25,039		7,757		32,796		25,879		27,294

	~~W~~	8,312,984	~~W~~	451,804	~~W~~	8,764,788	~~W~~	7,687,684	~~W~~	128,043	~~W~~	7,815,727	~~W~~	8,394,874	~~W~~	8,033,014

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The Bank employs above derivative instruments for trading, hedging foreign exchange risks and interest rate risks arising from securities and debentures, and managing risks in fluctuations of interest rates on customers’ structured deposits. The unsettled notional amount and gain or loss on valuation of hedging transactions are accounted for pursuant to the Interpretations on Financial Accounting Standards 53-70, Accounting for Derivative Instruments.
Hedged items for fair value hedge accounting purpose are subordinated bonds in won, structured bonds, structured deposits, finance debentures issued in foreign currency, off-shore finance debentures issued and equity method investments in foreign currency. The Bank recognized ~~W~~426,366 million and ~~W~~103,676 million as gain on valuation of fair value hedged items, and ~~W~~221,528 million and ~~W~~477,755 million as loss on valuation of fair value hedged items for the years ended December 31, 2009 and 2008, respectively. In addition, the interest rate swap, the currency swap and the currency forwards offset changes in the fair value of the hedged items resulting from the fluctuation in interest and exchange rate. The difference between the net amount of the valuation gain (loss) on the interest rate swap, the currency forwards and the currency swap, designated as the fair value hedging instrument, and structured bonds and equity method investments in foreign currency as the hedged items, and the differences between the spot and forward exchange rates, excluded while assessing hedge effectiveness, and others, amounting to ~~W~~(-)168,604 million, is an ineffective portion of hedging.
Details of the credit default swap as of December 31, 2009, are as follows:
(in millions of Korean won)

				Credit
Type	Amount		Reference entity	grades
Credit Default Swap	~~W~~	100,000	Domestic large corporations	AAA
Credit Default Swap		100,000	Domestic large corporations	AAA
Loss can be incurred in relation to the sale of the credit default swap in case credit events such as the default of the reference entity occur.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

20. Assets and Liabilities Denominated in Foreign Currencies
Significant assets and liabilities denominated in foreign currencies as of December 31, 2009 and 2008, are as follows:

	2009				2008
	USD		KRW		USD		KRW
	Equivalent [2]		Equivalent		Equivalent [2]		Equivalent
	(In thousands)		(In millions)		(In thousands)		(In millions)
Assets
Foreign currencies	US$	226,148	~~W~~	264,050	US$	216,716	~~W~~	272,521
Due from banks in foreign currencies		350,212		408,908		1,007,478		1,266,904
Securities in foreign currencies		1,518,337		1,772,810		1,519,138		1,910,316
Loans in foreign currencies[1]		6,845,964		7,993,348		8,871,077		11,155,379
Bills bought in foreign currencies		1,759,278		2,054,133		2,190,012		2,753,940
Call loans in foreign currencies		593,505		692,977		212,574		267,312
Liabilities
Deposits in foreign currencies	US$	2,654,919	~~W~~	3,099,883	US$	2,252,158	~~W~~	2,832,089
Borrowings in foreign currencies		5,189,789		6,059,597		6,649,214		8,361,387
Call money in foreign currencies		991,388		1,157,545		1,761,857		2,215,535
Debentures in foreign currencies		3,594,340		4,196,751		2,958,229		3,719,973
Foreign currency bills payable		58,607		68,430		53,325		67,056

[1]	Includes domestic import usance bills.

[2]	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the basic exchange rates at the statement of financial position dates.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

21. Interest Income and Expenses
Average balance of the interest-bearing assets and liabilities, and related interest income and expenses as of and for the years ended December 31, 2009 and 2008, are as follows:

	2009					2008
			Interest					Interest		Interest
	Average		income/		Interest rate	Average		income/		rate
(in millions of Korean won)	balance		expenses		(%)	balance		expenses		(%)
Interest income
Due from banks[1]	~~W~~	720,606	~~W~~	11,594	1.61	~~W~~	437,061	~~W~~	7,162	1.64
Securities		32,385,813		1,538,685	4.75		30,000,242		1,643,801	5.48
Loans		205,348,318		12,808,930	6.24		192,190,527		14,785,617	7.69

	~~W~~	238,454,737	~~W~~	14,359,209	6.02	~~W~~	222,627,830	~~W~~	16,436,580	7.38

Interest expense
Deposits	~~W~~	168,728,322	~~W~~	5,467,731	3.24	~~W~~	153,651,904	~~W~~	6,333,853	4.12
Borrowings		57,070,786		2,636,215	4.62		56,378,090		2,918,516	5.18

	~~W~~	225,799,108	~~W~~	8,103,946	3.59	~~W~~	210,029,994	~~W~~	9,252,369	4.41

[1]	Excluding the average balance and interest income of reserve deposits with Bank of Korea.
22. General and Administrative Expenses
Details of general and administrative expenses included in the computation of value added for the years ended December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Salaries	~~W~~	1,435,126	~~W~~	1,482,775
Provision for severance benefits		159,301		182,380
Severance benefits for voluntary resignation		—		90,546
Other employee benefits		545,665		601,342
Rent expenses		171,604		164,167
Depreciation		312,956		332,695
Taxes and dues		137,125		165,166

	~~W~~	2,761,777	~~W~~	3,019,071

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Other general and administrative expenses for the years ended December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Communication	~~W~~	50,463	~~W~~	51,554
Electricity and utilities		21,128		18,582
Publication		21,681		24,873
Repairs maintenance		17,708		15,978
Vehicle		38,068		31,546
Travel		3,208		5,095
Training		20,839		34,351
Service fees		103,848		105,123
Others		106,019		104,413

	~~W~~	382,962	~~W~~	391,515

23. Non-operating Revenue and Expenses
Non-operating revenue and expenses for the years ended December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Non-operating revenue
Gain on valuation of equity method investments (Note 4)	~~W~~	20,565	~~W~~	60,719
Gain on disposal equity method investments		68,501		400,139
Gain on disposal of property and equipment		3,768		3,743
Reversal of impairment on property and equipment (Note 8)		154		500
Rental income		4,255		3,346
Others		121,685		139,277

	~~W~~	218,928	~~W~~	607,724

Non-operating expenses
Loss on valuation of equity method investments (Note 4)	~~W~~	40,519	~~W~~	90,997
Loss on disposal of property and equipment		3,277		1,065
Impairment loss on property and equipment (Note 8)		3,990		57,436
Loss on disposal of equity method investments		305		—
Impairment loss on equity method investments (Note 4)		100,352		—
Others		113,041		111,380

	~~W~~	261,484	~~W~~	260,878

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

24. Income Tax
The reconciliation between income before income tax and taxable income pursuant to Korean Corporate Income Tax Law for the years ended December 31, 2009 and 2008, follows:

(in millions of Korean won)	2009				2008
Income before income tax			~~W~~	660,471			~~W~~	2,158,289
Taxable and non-deductible items
Temporary differences	~~W~~	3,287,635			~~W~~	4,401,127
Permanent differences		1,460,340		4,747,975		1,206,801		5,607,928

Deductible and non-taxable items
Temporary differences		(4,341,697)				(4,524,623)
Permanent differences		(14,159)		(4,355,856)		(1,129,636)		(5,654,259)

Taxable income			~~W~~	1,052,590			~~W~~	2,111,958

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Changes in cumulative temporary differences for the years ended December 31, 2009 and 2008, are as follows:

	2009
(in millions of Korean won)	Beginning[1]		Deduction		Addition		Ending
Deductible temporary differences
Other allowances	~~W~~	728,126	~~W~~	703,336	~~W~~	778,433	~~W~~	803,223
Property and equipment impairment losses		20,508		20,508		9,468		9,468
Interest on ELD		14,520		11,890		5,677		8,307
Stock options		626		626		22,193		22,193
Allowances for losses on acceptances and guarantees		122,446		122,446		139,394		139,394
Present value discount		553		553		389		389
Dividends from SPC		212,783		—		2,471		215,254
Allowance for repurchase of SPC		80,204		—		—		80,204
Others		2,886,076		2,478,478		551,814		959,412

		4,065,842	~~W~~	3,337,837	~~W~~	1,509,839		2,237,844

Exclusion from deferred income tax assets[2]
Stock options		626						22,193
Other allowances		438						344
Dividends from SPC		212,783						215,254
Allowance for repurchase of SPC		80,204						80,204
Others		(2,034)						138,676

		3,773,825						1,781,173
Statutory tax rate[3]		24.2%,22.0%						24.2%,22.0%

Deferred income tax assets		870,898						398,505

Taxable temporary differences
Gain (loss) on fair value hedged items	~~W~~	181,131	~~W~~	181,131	~~W~~	(120,437)		(120,437)
Accrued interest		(249,532)		(195,900)		(5,237)		(58,869)
Deferred loan organization fee and cost		(187,399)		(187,399)		(160,688)		(160,688)
Advanced depreciation provisions		(504,379)		(43,461)		—		(460,918)
Gain (loss) on fair value hedges		(856,360)		(887,574)		(507,709)		(476,495)
Goodwill		(143,634)		(78,346)		—		(65,288)
Asset revaluation		(1,145,969)		(2,200)		—		(1,143,769)
Others		(593,945)		(298,869)		(304,135)		(599,211)

		(3,500,087)	~~W~~	(1,512,618)	~~W~~	(1,098,206)		(3,085,675)

Exclusion from deferred income tax liabilities
Goodwill		(143,634)						(65,288)

		(3,356,453)						(3,020,387)
Statutory tax rate[3]		24.2%,22.0%						24.2%,22.0%

Deferred income tax liabilities		(761,712)						(677,501)

Net deferred income tax assets (liabilities)	~~W~~	109,186					~~W~~	(278,996)

[1]	The adjustment based on the final tax return was reflected in the beginning balance of deferred income tax assets.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

[2]	Deductible temporary differences related to stock options of ~~W~~22,193 million, other allowance of ~~W~~344 million, dividends from SPC of ~~W~~215,254 million, allowance for repurchase of SPC of ~~W~~80,204 million and others of ~~W~~138,676 million are not realizable in the future; therefore, these were not recognized as deferred income tax assets as of December 31, 2009.

[3]	As a result of changes in the statutory tax rate from 22.0% to 24.2% in 2011 and to 22.0% thereafter, the balances of the deferred income tax assets and liabilities have been recalculated.

	2008
(in millions of Korean won)	Beginning[1]		Deduction		Addition		Ending
Deductible temporary differences
Other allowances	~~W~~	770,558	~~W~~	745,768	~~W~~	703,336	~~W~~	728,126
Property and equipment impairment losses		16,366		16,366		72,231		72,231
Interest on ELD		14,870		12,992		12,642		14,520
Stock options		38,301		38,301		589		589
Allowance for possible losses on acceptances and guarantees		36,512		36,512		122,446		122,446
Gain (loss) on valuation of derivatives		(258,048)		(258,048)		181,131		181,131
Present value discount		1,292		1,292		553		553
Dividends from SPC		202,430		—		10,353		212,783
Allowance for repurchase of SPC		80,204		—		—		80,204
Others		863,628		327,433		2,305,306		2,841,501

		1,766,113	~~W~~	920,616	~~W~~	3,408,587		4,254,084

Exclusion from deferred income tax assets[2]
Stock options		—						589
Other allowances		512						438
Dividends from SPC		202,430						212,783
Allowance for repurchase of SPC		80,204						80,204
Others		1,047						3,820

		1,481,920						3,956,250
Statutory tax rate		27.50%						24.2%,22.0%

Deferred income tax assets		407,528						910,152

Taxable temporary differences
Gain (loss) on fair value hedged items		225,020	~~W~~	202,245	~~W~~	(879,136)		(856,361)
Accrued interest		(475,550)		(390,087)		(164,088)		(249,551)
Deferred loan organization fee and cost		(178,858)		(178,858)		(187,399)		(187,399)
Advanced depreciation provisions		—		—		(504,444)		(504,444)
Goodwill		(221,979)		(78,345)		—		(143,634)
Asset revaluation		—		—		(1,145,969)		(1,145,969)
Others		(450,553)		(20,025)		(195,502)		(626,030)

		(1,101,920)	~~W~~	(465,070)		(3,076,538)		(3,713,388)

Exclusion from deferred income tax liabilities
Goodwill		(221,979)						(143,634)
Others		(2,539)						(5,769)

		(877,402)						(3,563,985)
Statutory tax rate		27.50%						24.2%,22.0%

Deferred income tax liabilities		(241,286)						(808,751)

Net deferred income tax assets	~~W~~	166,242					~~W~~	101,401

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

[1]	The adjustment based on the final tax return was reflected in the beginning balance of deferred income tax assets.

[2]	Other allowances amounting to ~~W~~438 million, dividends from SPC amounting to ~~W~~212,783 million, allowance for repurchase of SPC amounting to ~~W~~80,204 million and others amounting to ~~W~~3,820 million in deductible temporary differences are not recoverable in the future; therefore, these were not recognized as deferred income tax assets as of December 31, 2008.

[3]	As a result of changes in the statutory tax rate from 27.5% to 24.2% in 2009 and to 22.0% thereafter, the balances of the deferred income tax assets and liabilities have been recalculated.
Income tax payable and income tax refund receivable as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Income tax refund receivable	~~W~~	167,205	~~W~~	434,855
Income tax payable[1]		254,288		557,066

Net income tax payable (Note 16)	~~W~~	87,083	~~W~~	122,211

[1]	Net income tax payable, such as income tax expense of overseas branch, excludes income tax payable of ~~W~~1,464 million and ~~W~~1,319 million as of December 31, 2009 and 2008, respectively, which is not to be offset against income tax refund receivable.
Income tax expense for the years ended December 31, 2009 and 2008, consists of:

(in millions of Korean won)	2009		2008
Income tax currently payable[1]	~~W~~	(42,834)	~~W~~	551,591
Changes in deferred income tax assets		388,182		(64,841)
Income tax expense of overseas branches		6,161		6,362

Total income tax effect		351,509		622,794
Income tax expense or benefit allocated directly to shareholder’s equity		(326,841)		24,711

	~~W~~	24,668	~~W~~	647,505

[1]	Income tax currently payable for the year ended December 31, 2009, includes additional income tax refund receivable of ~~W~~297,122 million, while that for the year ended December 31, 2008, included additional income tax of ~~W~~2,054 million and income tax refund receivable of ~~W~~7,529 million.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

25. Comprehensive Income
Comprehensive income for the years ended December 31, 2009 and 2008, consists of:

(in millions of Korean won)	2009		2008
Net income	~~W~~	635,803	~~W~~	1,510,784
Comprehensive income
Gain (loss) on valuation of available-for-sale securities		1,073,178		(781,153)
Loss on valuation of held-to-maturity securities		(8)		(13)
Changes in equity method investees with accumulated comprehensive income		624		(12,873)
Changes in equity method investees with accumulated comprehensive expenses		26,949		—
Gain on revaluation of property and equipment		(2,615)		893,856

	~~W~~	1,733,931	~~W~~	1,610,601

26. Trust Accounts
Significant financial information related to the trust accounts as of December 31, 2009 and 2008, and for the years ended December 31, 2009 and 2008, follows:

(in millions of Korean won)	2009		2008
Operating revenue of trust operation
Fees and commissions from trust accounts	~~W~~	98,336	~~W~~	84,833
Commissions from early redemption in trust accounts		55		72

	~~W~~	98,391	~~W~~	84,905

Operating expenses of trust operation
Accrued interest on trust accounts	~~W~~	56,506	~~W~~	74,016

Assets
Accrued trust fees	~~W~~	56,584	~~W~~	50,707

Liabilities
Due to trust accounts	~~W~~	1,658,313	~~W~~	2,777,502
Accrued interest on trust accounts		2,571		7,335

	~~W~~	1,660,884	~~W~~	2,784,837

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

As of December 31, 2009 and 2008, the Bank is not subject to bear trust accounts guaranteeing the repayment of principal and/or a fixed rate of return. Details of the book value and the fair value are as follows:
(in millions of Korean won)

	2009				2008
Name of fund	Book value		Fair value		Book value		Fair value
Trust accounts guaranteeing the repayment of principal
Old age pension[1]	~~W~~	7,271	~~W~~	7,249	~~W~~	8,628	~~W~~	8,674
Personal pension[1]		1,689,203		1,687,343		2,274,706		2,267,986
Pension trust		829,359		829,359		667,729		667,729
Retirement trust		408,128		408,128		429,053		429,053
New personal pension		78,572		78,572		71,986		71,986
New old age pension		22,519		22,519		28,432		28,432

		3,035,052		3,033,170		3,480,534		3,473,860

Trust accounts guaranteeing a fixed rate of return and the repayment of principal
Development money trust[1]		31,019		31,154		34,343		34,385
Unspecified monetary trust[1]		105		105		107		107

		31,124		31,259		34,450		34,492

	~~W~~	3,066,176	~~W~~	3,064,429	~~W~~	3,514,984	~~W~~	3,508,352

1    These funds are not subject to fair valuation and stated at book value.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

27. Segment Financial Information
As of December 31, 2009 and 2008, the Bank’s operating segments are consumer banking, corporate banking, credit card operation, treasury operation of investment in securities (including derivatives) and funding, and other operations of general administration and trust. Geographical segments are segregated into two segments: domestic and overseas operations.
Financial information, by operating segments, as of December 31, 2009 and 2008, is as follows:

	2009
							Treasury
(in millions of Korean won)	Consumer		Corporate		Credit card		and funding		Others		Total
Securities	~~W~~	—	~~W~~	166,059	~~W~~	21,947	~~W~~	30,970,434	~~W~~	7,813,850	~~W~~	38,972,290
Loans		95,790,724		86,704,265		10,194,468		2,245,235		132,286		195,066,978
Operating income before provision[1]		1,465,110		1,382,269		1,040,845		157,606		(903,036)		3,142,794

	2008
							Treasury
(in millions of Korean won)	Consumer		Corporate		Credit card		and funding		Others		Total
Securities	~~W~~	—	~~W~~	146,678	~~W~~	27,405	~~W~~	30,136,274	~~W~~	4,618,560	~~W~~	34,928,917
Loans		95,831,530		90,306,585		10,160,024		2,214,877		181,809		198,694,825
Operating income before provision[1]		1,921,405		1,182,683		711,740		144,603		(160,972)		3,799,459

[1]	For the respective years ended December 31, 2009 and 2008.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Financial information, by geographical segments, as of December 31, 2009 and 2008, follows:

	2009
(in millions of Korean won)	Domestic		Overseas		Total
Securities	~~W~~	38,807,410	~~W~~	164,880	~~W~~	38,972,290
Loans		193,782,698		1,284,280		195,066,978
Operating income before provision [1]		3,101,231		41,563		3,142,794

	2008
(in millions of Korean won)	Domestic		Overseas		Total
Securities	~~W~~	34,783,485	~~W~~	145,432	~~W~~	34,928,917
Loans		197,480,739		1,214,086		198,694,825
Operating income before provision [1]		3,773,918		25,541		3,799,459

[1]	For the respective years ended December 31, 2009 and 2008.
28. Related Party Transactions
The related parties of the Bank as of December 31, 2009 and 2008, are as follows:

	2009	2008
Parent Overseas Subsidiaries	KB Financial Group Inc.	KB Financial Group Inc.
	Kookmin Bank International Ltd. (London)	Kookmin Bank International Ltd. (London)
	Kookmin Bank Hong Kong Ltd.	Kookmin Bank Hong Kong Ltd.
Kookmin Bank Cambodia PLC.
Domestic Subsidiary		KB Life Insurance Co., Ltd. [1]

[1]	The Bank transferred its stake in KB Life Insurance Co., Ltd. to its Parent Company, KB Financial Group Inc., in June 2009. KB Life Insurance Co., Ltd., therefore, became a subsidiary of KB Financial Group Inc.

[2]	KB Investment Co., Ltd., KB Futures Co., Ltd., KB Data System Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd. and KB Credit Information Co., Ltd. became wholly owned subsidiaries of KB Financial Group Inc. in 2008 (Note 31).
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

The various employee benefits for the major directors for the years ended December 31, 2009 and 2008, are as follows:

	2009						2008
	Short-term						Short-term
(in millions of Korean won)	employee benefits[1]		Stock options		Total		employee benefits[1]		Stock options		Total
Registered officers (Standing)	~~W~~	2,299	~~W~~	6,615	~~W~~	8,914	~~W~~	4,616	~~W~~	(12,229)	~~W~~	(7,613)
Registered officers (Non-Standing)		160		163		323		587		(589)		(2)

	~~W~~	2,459	~~W~~	6,778	~~W~~	9,237	~~W~~	5,203	~~W~~	(12,818)	~~W~~	(7,615)

[1]	Short-term employee benefits are based on actual payments.

[2]	The key management includes registered officers who have the authority and responsibilities in the decision-making of the business, operations and control over the Bank.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Significant balances with related parties as of December 31, 2009 and 2008, are as follows:

	2009
(in millions of Korean won)	Assets		Allowance		Liabilities
Parent
KB Financial Group Inc.	~~W~~	183	~~W~~	3	~~W~~	869,692

Subsidiaries
Trust accounts [1]		30,741		—		280,781
Kookmin Bank International Ltd. (London)		288,359		—		244,649
Kookmin Bank Hong Kong Ltd.		96,358		—		217,412
Kookmin Bank Cambodia PLC.		—		—		936

		415,458		—		743,778

Parent’s subsidiaries
KB Life Insurance Co., Ltd. [2]		2,194		42		11,400
KB Investment Co., Ltd.		—		1		31,683
KB Futures Co., Ltd.		9,617		1		19,849
KB Data System Co., Ltd.		58		13		20,458
KB Asset Management Co., Ltd.		131		2		69,365
KB Real Estate Trust Co., Ltd.		64		1		840
KB Credit Information Co., Ltd.		136		2		18,627
KB Investment & Securities Co., Ltd.		1,188		5		54,839
NPS-KBIC Private Equity Fund No.1		1		—		3,192

		13,389		67		230,253

Investee under the equity method
Jooeun Industrial Co., Ltd.		2,396		2,396		—

	~~W~~	431,426	~~W~~	2,466	~~W~~	1,843,723

	2008
(in millions of Korean won)	Assets		Allowance		Liabilities
Parent
KB Financial Group Inc.	~~W~~	184	~~W~~	2	~~W~~	15,605

Subsidiaries
Trust accounts[1]		32,922		—		427,277
Kookmin Bank International Ltd. (London)		491,392		—		288,548
Kookmin Bank Hong Kong Ltd.		403,412		—		164,029

		927,726		—		879,854

Parent’s subsidiaries
KB Life Insurance Co., Ltd. [2]		3,335		2		8,776
KB Investment Co., Ltd.		10,345		88		19
KB Futures Co., Ltd.		31		1		11,470
KB Data System Co., Ltd.		175		1		39,576
KB Asset Management Co., Ltd.		110		1		107,444
KB Real Estate Trust Co., Ltd.		31,767		270		742
KB Credit Information Co., Ltd.		95		2		40,970
KB Investment & Securities Co., Ltd.		272		4		5,087

		46,130		369		214,084

Investee under the equity method
Jooeun Industrial Co., Ltd.		16,937		16,937		—

	~~W~~	990,977	~~W~~	17,308	~~W~~	1,109,543

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

[1]	Trust accounts whose principal or fixed rate of return are guaranteed.

[2]	The Bank transferred its stake in KB Life Insurance Co., Ltd. to its Parent Company, KB Financial Group Inc., in June 2009. KB Life Insurance Co., Ltd., therefore, became a subsidiary of KB Financial Group Inc.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Significant transactions with related parties for the years ended December 31, 2009 and 2008, are as follows:

	2009
			Bad debts
(in millions of Korean won)	Revenue		expense		Expenses[2]
Parent
KB Financial Group Inc.	~~W~~	801	~~W~~	—	~~W~~	9,668

Subsidiaries
Trust accounts[1]		26,120		—		3,128
Kookmin Bank International Ltd. (London)		11,461		—		2,785
Kookmin Bank Hong Kong Ltd.		11,140		—		6,051
Kookmin Bank Cambodia PLC		—		—		—

		48,721		—		11,964

Parent’s subsidiaries
KB Life Insurance Co., Ltd. [3]		35,018		40		3
KB Investment Co., Ltd.		188		(88)		339
KB Futures Co., Ltd.		244		—		3,136
KB Data System Co., Ltd.		114		13		41,116
KB Asset Management Co., Ltd.		710		1		4,381
KB Real Estate Trust Co., Ltd.		1,016		(269)		—
KB Credit Information Co., Ltd.		637		—		48,742
KB Investment & Securities Co., Ltd.		8,545		1		8,021
NPS-KBIC Private Equity Fund No.1		13		—		45

		46,485		(302)		105,783

Investee under the equity method
Jooeun Industrial Co., Ltd.		—		(14,540)		—

	~~W~~	96,007	~~W~~	(14,842)	~~W~~	127,415

	2008
			Bad debts
(in millions of Korean won)	Revenue		expense		Expenses[2]
Parent
KB Financial Group Inc.	~~W~~	138	~~W~~	2	~~W~~	689

Subsidiaries
Trust accounts [1]		29,657		—		10,044
Kookmin Bank International Ltd. (London)		20,079		—		7,049
Kookmin Bank Hong Kong Ltd.		23,804		—		1,885

		73,540		—		18,978

Parent’s subsidiaries
KB Life Insurance Co., Ltd. [3]		48,343		2		4
KB Investment Co., Ltd.		531		76		116
KB Futures Co., Ltd.		29		1		2,196
KB Data System Co., Ltd.		3		1		43,997
KB Asset Management Co., Ltd.		678		1		5,540
KB Real Estate Trust Co., Ltd.		1,136		239		267
KB Credit Information Co., Ltd.		237		2		54,618
KB Investment & Securities Co., Ltd.		937		4		2,492

		51,894		326		109,230

Investee under the equity method
Jooeun Industrial Co., Ltd.		—		(1,653)		—

	~~W~~	125,572	~~W~~	(1,325)	~~W~~	128,897

See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

[1]	Trust accounts whose principal or fixed rate of return are guaranteed.

[2]	Excluding bad debts expense.

[3]	The Bank transferred its stake in KB Life Insurance Co., Ltd. to its Parent Company, KB Financial Group Inc., in June 2009. KB Life Insurance Co., Ltd., therefore, became a subsidiary of KB Financial Group Inc.
In addition, the Bank purchased property and equipment from KB Data System Co., Ltd. amounting to ~~W~~10,215 million and ~~W~~58,382 million during the years ended December 31, 2009 and 2008, respectively.
29. Employee Benefits
The Bank provides a variety of employee benefits programs, such as financial support for housing, scholarships, medical insurance, accident insurance, compensated leave, gymnasium facilities and other benefits.
30. Supplemental Cash Flow Information
Cash and cash equivalents included in the statements of cash flows represent the amount of cash and due from banks, excluding the restricted due from banks which is included in the statements of financial position. Cash flows from operating activities in the statement of cash flows are presented using the indirect method.
The cash and due from banks in the statements of cash flows for the years ended December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Cash and checks	~~W~~	2,543,536	~~W~~	2,190,743
Foreign currencies		264,050		272,521
Due from banks		6,045,958		5,265,032

		8,853,544		7,728,296
Restricted due from banks		(5,781,442)		(4,808,166)

	~~W~~	3,072,102	~~W~~	2,920,130

Significant non-cash activities for the years ended December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008
Decrease in loans receivable from write-offs and restructurings	~~W~~	2,335,781	~~W~~	1,199,563
Changes in accumulated other comprehensive income from valuation of securities		1,100,751		794,026
Decrease in loans from debt-equity swap		5,318		4,777
Decrease in allowance for loan losses from sale of loans and repurchase of loan sold	~~W~~	122,850	~~W~~	56,776
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

31. Establishment of KB Financial Group Inc.
The Bank and its subsidiaries, KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Credit Information Co., Ltd., KB Data System Co., Ltd., KB Asset Management Co., Ltd., KB Futures Co., Ltd. and KB Investment & Securities Co., Ltd., approved the stock transfer plan to establish KB Financial Group Inc. (a holding company) at the extraordinary shareholders’ meeting on August 25, 2008 and received final approval from the Financial Services Commission on September 26, 2008. In accordance with the approval, KB Financial Group Inc. was established on September 29, 2008 and the shareholders of the Bank received a common share of KB Financial Group Inc. for each common share of the Bank. Accordingly, the Bank became a wholly owned subsidiary of KB Financial Group Inc. The shares of KB Financial Group, Inc. were listed, while the shares of the Bank were delisted from the Korea Exchange (formerly Korea Stock Exchange) concurrently on October 10, 2008. Through the stock transfer, the Bank acquired 73,607,601 shares of KB Financial Group, Inc. and has 43,322,704 shares as of December 31, 2009, after disposing of 30,284,897 shares during the year ended December 31, 2009. The Bank classified these stocks as available-for-sale securities and will dispose of the stocks within three years from the acquisition date.
32. Financial Information of the Fourth Quarter
The major operating results of fourth quarter of 2009 and 2008 are as follows:

(in millions of Korean won)	2009		2008
Operating revenue	~~W~~	5,557,875	~~W~~	17,656,188
Operating expenses		5,466,859		18,090,161

Operating income (loss)		91,016		(433,973)

Non-operating income		31,715		206,701
Non-operating expenses		64,023		161,063

Income (loss) before income tax		58,708		(388,335)

Income tax expense		40,890		(69,876)

Net income (loss)	~~W~~	17,818	~~W~~	(318,459)

33. Subsequent Event
The Bank acquired 11,990,069 shares of convertible preferred shares of Joint Stock Company Bank CenterCredit at KZT 3,597,020,700 through participation in capital increase in January, 2010. Additionally, in February, 2010, the Bank acquired 24,571,396 forfeited shares and 3,886,574 outstanding common shares at KZT 7,371,418,800 and KZT 6,218,518,400, respectively. The Bank has 41.93% of interest in Joint Stock Company Bank CenterCredit including common shares and preferred convertible shares as a result of additional acquisition.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

34. Disclosure on Expected Impact upon Adoption of K-IFRS
Preparation for K-IFRS adoption
Pursuant to the Act on External Audit of Stock Companies, Article 13, the Bank is required to adopt K-IFRS from 2011. Thus, in June 2007, the Bank formed a task force to prepare for the adoption of K-IFRS (“K-IRFS TFT”) and is currently in the transition process that consists of three phases, as follows: Phase 1 (adoption assessment stage), Phase 2 (policy setting, system design and development stage) and Phase 3 (implementation stage).
K-IFRS adoption plan and work force
1) K-IFRS adoption plan

Phase	Period	Procedures
Phase I (“adoption assessment stage”)	June 2007 ~ February 2008	• Analyzing GAAP differences - Analyzing K-IFRS
- Analyzing GAAP differences between K-IFRS and Statements of Korean Accounting Standards (“SKAS”).
• Analyzing the impacts
- Analyzing the financial impacts
- Analyzing the impacts of specific accounts, disclosure and IT
• Detailed planning for Phase II
• Research and benchmarking on success cases, others.

Phase II (“policy setting, system design and development stage”)	March 2008 ~December 2009	• Framing accounting policies
• Framing specific accounting methodology
• Set-up united account structure “Chart of Accounts”
• Build Infrastructures for K-IFRS adoption

- Establish accounting policies, accounting guidelines and accounting manuals
- Restructuring of financial reporting system
• Developing K-IFRS system (define system requirement, analysis, designing, developing)
• Knowledge transfer and technical trainings, others.

Phase III (“implementation stage”)	January 2010	• Preparing financial data in accordance with K-IFRS - Prepare financial data as of January 1, 2010 - Prepare quarterly financial and disclosure data for fiscal year 2010
2) Work force
The Bank assembled an IFRS task-force team which consists of accounting specialists, accounting-consulting firms and others in order to effectively and efficiently adopt K-IFRS. The team is divided into operations within its specialized areas such as closing, disclosure, allowance for loan losses, revenue recognition, investments, derivative instruments, fair valuation, overseas branches, SPC, and others, based on its significance and efficiency of project management. In addition, the IT IFRS team consisting of IT specialists in each area was organized for K-IFRS IT system development.
The Bank formed the IFRS Steering Committee to oversee the project as well as to report the progress of the project, significant issues, and other matters, if any, to the management council, audit committee, and the board of directors.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Status of each phase
1)	Phase I (“adoption assessment stage”)

Between June 2007 and February 2008, the Bank assessed the potential impacts of K-IFRS adoption and planned detailed procedures.
a. Analyzing GAAP differences and the financial impacts
The Bank performed the detailed analysis of the requirements under K-IFRS and identified GAAP differences between SKAS (current accounting standards) and K-IFRS in order to analyze the impacts on the financial information, business operations, financial reporting system, and financial performance indicators, and others. Consequently, the Bank identified the impacts on financial information, major accounts, disclosures and IT.
b. Research on success case and benchmarking
Due to distinctiveness of the Bank, research and benchmarking of the success cases of preceding IFRS adopters among European financial institutions were performed, where necessary, and formed possible alternatives.
2)	Phase II (“policy setting, system design and development stage”)

The Bank started the Phase II on March 2008, and completed in 2009. The purpose of the phase is to frame accounting policies, design infrastructures and develop systems based on the result of Phase I.
a. Accounting policy setting
Considering the K-IFRS requirements and the Bank’s status, the Bank selected the accounting policies that are deemed to better represent the Bank’s substance after detailed analysis of accounting treatment options and has outlined specific accounting methodology.
b. Setup a united account structure “Chart of Accounts”
To produce timely and convergent financial data on a consolidated basis in accordance with K-IFRS, the Bank has set up a united account structure.
c. Building Infrastructures for K-IFRS adoption
For timely and convergent financial reporting, the Bank analyzed the current financial reporting process, identified the expected financial impacts and restructured of financial reporting system. Consequently, the Bank has revised the related accounting policies, guidelines and manuals.
d. Building Infrastructures for IFRS IT
The Bank completed system design and development reflecting the K-IFRS accounting policies and performed tests on the developed system
e. Technical training of K-IFRS
The Bank has trained its management, teams and personnel in charge to transfer necessary knowledge for the conversion of K-IFRS and to increase the ability and capacity in the adoption of K-IFRS.
See Report of Independent Auditors

Kookmin Bank
(A wholly owned subsidiary of KB Financial Group Inc.)
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

Plan going forward
The Bank plans to prepare its first financial statements as of January 1, 2010, in accordance with K-IFRS and will perform quarterly closing thereafter using the developed system.
Significant GAAP differences between K-IFRS and SKAS
Significant GAAP differences the Bank is expected to face between K-IFRS and SKAS (current accounting standards) upon preparing the financial statements in accordance with K-IFRS are, but not limited to, as follows: the scope of consolidation, allowance for loan losses, revenue recognition, derecognition of financial assets and liabilities, measurement of financial assets and financial liabilities and employee benefits.
35. Approval of Financial Statements
The December 31, 2009 audited financial statements were approved by the Board of Directors on February 9, 2010.
See Report of Independent Auditors

Report of Independent Accountants’
Review of Internal Accounting Control System
To the President of
Kookmin Bank
We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of Kookmin Bank (the “Bank”) as of December 31, 2009. The Bank’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Bank states that “based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2009, in all material respects, in accordance with the IACS standards.”
Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a Bank’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A Bank’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.
Our review is based on the Bank’s IACS as of December 31, 2009, and we did not review management’s assessment of its IACS subsequent to December 31, 2009. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.
March 9, 2010

Report on the Operations of the Internal Accounting Control System
To the Board of Directors and Auditor (Audit Committee) of
Kookmin Bank
I, as the Internal Accounting Control Officer (“IACO”) of Kookmin Bank (the “Bank”), assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2009.
The Bank’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.
Based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2009, in all material respects, in accordance with the IACS standards.
March 9, 2010
Ok-Chan Kim, Internal Accounting Control Officer
Chung-Won Kang, President and Chief Executive Officer